FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2002

Unibanco-Union of Brazilian Banks S.A.
(Translation of Registrant's Name Into English)

Av. Eusébio Matoso S.A.
05423-901 São Paulo-SP
Brazil
(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________]

UNIBANCO

Unibanco - União de Bancos Brasileiros S.A.

Individual and Consolidated Financial Statement for the Quarter Ended March 31, 2002 and Independent Auditors' Report

2

Deloitte Touche Tohmatsu
Rua Bela Cintra, 881
01415-910 - São Paulo - SP
Brasil

Telefone: (11) 3150-1800
Fac-símile: (11) 258-8456
www.deloitte.com.br

Deloitte
Touche
Tohmatsu

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT

To the Stockholders and Board of Directors of
Unibanco - União de Bancos Brasileiros S.A.
São Paulo - SP

We have performed a special review of the accompanying quarterly information - ITR (Parent Company and Consolidated) of Unibanco - União de Bancos Brasileiros S.A. for the quarter ended March 31, 2002, prepared in accordance with accounting practices established by Brazilian Corporate Law, which are comprised of the balance sheet, statement of income and performance report.

2. Our review was conducted in accordance with specific rules and regulations established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Accounting Council, and consisted, principally, of: (a) inquiries of Bank personnel about the criteria adopted in preparing the quarterly information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Bank.

3. The financial statements of certain consolidated subsidiaries described in item (6) of the Note 9 to the financial statements, for the quarter ended March 31, 2002, were reviewed by other independent auditors whose report has been furnished to us, and our report, insofar as it relates to the amounts included for these subsidiary companies, is based solely on the reports of the other auditors.

4. Based on our review and on the report of other auditors, we are not aware of any material modifications that should be made to the quarterly information referred to above in order for them to be in conformity with accounting practices established by Brazilian Corporate Law and specific standards issued by the Brazilian Securities and Exchange Commission, specifically applied to the preparation of the obligatory quarterly information.

5. Additionally, we have reviewed the statements of cash flows (Parent Company and Consolidated) for the quarter ended March 31, 2002, presented in Note 19 to the financial statements, applying the same procedures that are described in Paragraph 2 above. These statements are not required by Brazilian Corporate Law and are intended to provide additional information. Based on our review, we are not aware of any material modifications that should be made to the statements of cash flows in order for them to be in conformity with Brazilian Accounting Practices.

6. Previously, we audited the balance sheets (Parent Company and Consolidated) as of December 31, 2001 and performed a special review on the income statements (Parent Company and Consolidated) for the quarter ended March 31, 2001, and issued an opinion

and a report, dated February 15, 2002 and May 10, 2001, respectively, that expressed unqualified opinions.

7. These financial statements have been translated into English for the convenience of the readers.

São Paulo, May 8, 2002

DELOITTE TOUCHE TOHMATSU
Independent Auditors
CRC No. 2 SP 011609/O-8

Ariovaldo Guello
Accountant
CRC No. 1 SP 070483/O-4

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR **DATE – MARCH 31, 2002** **Corporate Legislation**
FINANCIAL INSTITUTION

THE FILING WITH THE CVM DOES NOT IMPLY ANY EVALUATION OF THE COMPANY. THE ACCURACY OF THE INFORMATION PRESENTED IS THE RESPONSIBILITY OF THE MANAGEMENT OF THE COMPANY.

IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01158-4	**UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.**	**33.700.394/0001-40**
4 – NIRE		
35.300.102.771		

HEAD OFFICE ADDRESS

1 - COMPLETE ADDRESS				2 - DISTRICT
Avenida Eusébio Matoso, 891				Pinheiros
3 - POST CODE	4 – TOWN			5 - STATE
05423-901	São Paulo			SP
6 - AREA CODE	7 - PHONE	8 – PHONE	9 - PHONE	10 - TELEX
11	55 (11) 3097-1313		-	
11 - AREA CODE	12 - FAX	13 – FAX	14 - FAX	
11	55 (11) 30974830	-	-	
15 - E-MAIL				
investor.relations@unibanco.com.br				

DIRECTOR OF INVESTOR RELATIONS (Mailing address)

1 – NAME				
Geraldo Travaglia Filho				
2 - COMPLETE ADDRESS				3 - DISTRICT
Av. Eusébio Matoso, 891 - 4th Floor				Pinheiros
4 - POST CODE	5 - TOWN			6 - STATE
05423-901	São Paulo			SP
7 - AREA CODE	8 - PHONE	9 – PHONE	10 - PHONE	11 - TELEX
11	55 (11) 3097-1313		-	-
12 - AREA CODE	13 - FAX	14 – FAX	15 - FAX	
11	55 (11) 30974830	-	-	-
16 - E-MAIL				
investor.relations@unibanco.com.br				

ITR REFERENCE / AUDITOR

FISCAL YEAR IN COURSE		CURRENT QUARTER			PRIOR QUARTER		
1 - START	2 - END	3 - NUMBER	4 - START	5 - END	6 - NUMBER	7 - START	8 - END
Jan 1, 2002	Dec 31, 2002	1	Jul 1, 2002	Mar 31, 2002	4	Oct 1, 2001	Dec 31, 2001
9 - NAME/CORPORATE NAME OF THE AUDITOR						10 - CVM CODE	
DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES						00385-9	
11 - Responsible Partner Name						12 – Responsible Partner CPF	
Ariovaldo Guello						047.437.688-53	

5

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR **DATE – MARCH 31, 2002** **Corporate Legislation**
FINANCIAL INSTITUTION

IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01158-4	**UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.**	**33.700.394/0001-40**

CAPITAL BREAKDOWN

NUMBER OF SHARES (in thousands)	1 - CURRENT QUARTER March 31, 2002	2 - PRIOR QUARTER December 31, 2001	3 - SAME QUARTER PRIOR YEAR March 31, 2001
Paid-Up Capital			
1 – Common	75,568,744	75,568,744	75,568,744
2 – Preferred	65,317,089	65,317,089	65,084,426
3 – Total	140,885,833	140,885,833	140,653,170
In Treasury Stock			
4 – Common	0	0	0
5 – Preferred	2,339,021	2,297,621	324,524
6 – Total	2,339,021	2,297,621	324,524

COMPANY CHARACTERISTICS

1 - TYPE OF COMPANY Financial Institution
2 - TYPE OF SITUATION Operating
3 - NATURE OF CONTROLLING SHAREHOLDER Private National
4 - ACTIVITY CODE 1090100 – Commercial Bank
5 - PRINCIPAL ACTIVITY Banking – Multiple Service Bank
6 - TYPE OF CONSOLIDATED Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Without Exceptions

COMPANIES EXCLUDED FROM CONSOLIDATED STATEMENTS

1 - ITEM	2 – CNPJ	3 – CORPORATE NAME

REMUNERATION APPROVED AND/OR PAID DURING AND SUBSEQUENT TO THE QUARTER

1 - ITEM	2 - EVENT	3 -APPROVAL DATE	4 - REMUNERATION	5 - BEGINNING OF PAYMENT	6 - TYPE OF SHARE	7 - REMUNERATION PER SHARE
01	RCA	Jan 22, 2002	Dividends	Jan 31, 2001	Common	0.0011801000
02	RCA	Jan 22, 2002	Dividends	Jan 31, 2001	Preferred	0.0012981000

6

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR **DATE – MARCH 31, 2002** **Corporate Legislation**
FINANCIAL INSTITUTION

IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01158-4	**UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.**	**33.700.394/0001-40**

SUBSCRIBED CAPITAL AND CHANGES DURING THE CURRENT FISCAL YEAR

1 - ITEM	2 – DATE OF CHANGES	3 – CAPITAL (in thousands of Reais)	4 - CHANGE (in thousands of Reais)	5 - CHANGE SOURCE	7 - NUMBER OF SHARES ISSUED (in thousand)	8 - ISSUE PRICE (in Reais)

DIRECTOR OF INVESTOR RELATIONS

1 - DATE	2 - SIGNATURE
May 05, 2002	

η

BALANCE SHEETS

Amounts expressed in thousands of Reais

ASSETS	March 31, 2002	December 31, 2001
CURRENT ASSETS	**34,380,425**	**32,083,892**
CASH AND DUE FROM BANKS	**778,398**	**837,711**
SHORT-TERM INTERBANK INVESTMENTS	**4,703,404**	**5,531,254**
.Securities purchased under resale agreements	2,709,077	2,426,487
.Interbank deposits	1,942,937	3,042,203
.Foreign currency investments	51,390	62,564
MARKETABLE SECURITIES	**10,168,779**	**9,728,662**
.Own portfolio	2,085,627	3,107,340
.Subject to repurchase commitments	7,028,206	6,028,029
.Subject to negotiation and intermediation of securities:		
- Option premiums	26	-
.Linked to Brazilian Central Bank	652,838	564,247
.Linked to guarantees rendered	429,505	40,221
.Allowance for losses	(27,423)	(11,175)
INTERBANK ACCOUNTS	**2,766,811**	**1,456,845**
.Payments and receipts pending settlement	1,491,263	9,907
.Compulsory deposits:		
- Brazilian Central Bank	1,271,504	1,437,911
- National Housing System - SFH	4,038	3,808
- National Treasure - rural credit	-	564
.Interbank onlendings	-	945
.Correspondent banks	6	3,710
INTERDEPARTMENTAL ACCOUNTS	**6,012**	**4,330**
.Third-party funds in transit	2,334	2,828
.Internal transfers of funds	3,678	1,502
LENDING OPERATIONS	**11,219,697**	**11,491,510**
.Lending operations:		
- Public sector	16,194	12,781
- Private sector	11,863,736	12,178,687
.Allowance for lending losses	(660,233)	(699,958)
LEASING OPERATIONS	**102**	**109**
.Leasing operations:		
- Private sector	105	112
.Allowance for leasing losses	(3)	(3)
OTHER CREDITS	**4,641,563**	**2,946,479**
.Foreign exchange portfolio	3,104,863	1,792,260
.Income receivable	551,472	167,386
.Negotiation and intermediation of securities	429,054	481,704
.Sundry	584,848	536,198
.Allowance for other credits losses	(28,674)	(31,069)
OTHER ASSETS	**95,659**	**86,992**
.Other assets	96,499	92,775
.Allowance for other assets losses	(43,508)	(41,494)
.Prepaid expenses	42,668	35,711

8

BALANCE SHEETS

Amounts expressed in thousands of Reais

ASSETS	March 31, 2002	December 31, 2001
LONG-TERM ASSETS	**11,537,699**	**11,092,225**
INTERBANK INVESTMENTS	**23,692**	**24,701**
.Interbank deposits	23,692	24,701
MARKETABLE SECURITIES	**3,723,006**	**3,364,556**
.Own portfolio	3,103,230	2,470,577
.Linked to Brazilian Central Bank	475,580	498,079
.Certificates of privatization	64	64
.Linked to guarantees rendered	212,095	455,481
.Allowance for losses	(67,963)	(59,645)
INTERBANK ACCOUNTS	**210,040**	**206,369**
.Compulsory deposits:		
- National Housing System - SFH	57,548	57,567
.Interbank onlendings	152,492	148,802
LENDING OPERATIONS	**5,740,088**	**5,708,205**
.Lending operations:		
- Public sector	235,782	234,817
- Private sector	5,702,168	5,679,023
.Allowance for lending losses	(197,862)	(205,635)
LEASING OPERATIONS	**1**	**2**
.Leasing operations:		
- Private sector	1	2
OTHER CREDITS	**1,818,855**	**1,761,387**
.Receivables on guarantees honored	1,607	590
.Foreign exchange portfolio	1,359	1,534
.Income receivable	3,442	2,969
.Negotiation and intermediation of securities	157,042	140,750
.Specific credits	-	3,819
.Sundry	1,657,878	1,613,031
.Allowance for other credits losses	(2,473)	(1,306)
OTHER ASSETS	**22,017**	**27,005**
.Prepaid expenses	22,017	27,005
PERMANENT ASSETS	**5,580,073**	**5,963,646**
INVESTMENTS	**4,729,423**	**5,126,766**
.Investments in subsidiary companies	**3,242,612**	**3,606,320**
- Local	2,217,825	2,647,876
- Foreign	1,024,787	958,444
.Goodwill on acquisition of subsidiary companies	1,461,847	1,484,966
.Other investments	70,919	77,450
.Allowance for losses	(45,955)	(41,970)
FIXED ASSETS	**451,175**	**451,530**
.Land and buildings in use	162,904	158,723
.Other fixed assets	665,738	647,798
.Accumulated depreciation	(377,467)	(354,991)
DEFERRED CHARGES	**399,475**	**385,350**
.Organization and expansion costs	818,838	779,630
.Accumulated amortization	(419,363)	(394,280)
TOTAL	**51,498,197**	**49,139,763**

BALANCE SHEETS

Amounts expressed in thousands of Reais

LIABILITIES AND STOCKHOLDERS' EQUITY	March 31, 2002	December 31, 2001
CURRENT LIABILITIES	**33,450,154**	**31,431,690**
DEPOSITS	**11,648,182**	**12,191,766**
.Demand deposits	1,811,233	1,966,689
.Savings deposits	4,564,033	4,796,090
.Interbank deposits	593,910	478,187
.Time deposits	4,679,006	4,950,800
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	**8,892,406**	**7,918,418**
.Own portfolio	6,661,080	5,705,005
.Third parties portfolio	2,231,326	2,213,413
RESOURCES FROM SECURITIES ISSUED	**2,873,918**	**3,294,366**
.Mortgage notes	433,101	459,379
.Securities abroad	2,440,817	2,834,987
INTERBANK ACCOUNTS	**1,240,449**	**34,932**
.Receipts and payments pending settlement	1,218,026	4,304
.Correspondent banks	22,423	30,628
INTERDEPARTMENTAL ACCOUNTS	**206,681**	**256,906**
.Third-party funds in transit	206,676	243,423
.Internal transfers of funds	5	13,483
BORROWINGS	**3,828,729**	**4,557,224**
.Borrowings in Brazil - governmental agencies	451	486
.Foreign borrowings	3,828,278	4,556,738
ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	**1,220,209**	**1,141,579**
.National Treasury	1,278	500
.BNDES (National Economic Development Bank)	478,177	454,658
.FINAME (National Industrial Financing Authority)	740,754	686,421
OTHER LIABILITIES	**3,539,580**	**2,036,499**
.Collection of taxes and social contributions	241,887	23,898
.Foreign exchange portfolio	1,912,223	541,576
.Social and statutory	42,304	253,456
.Taxes and social security	127,442	103,639
.Negotiation and intermediation of securities	95,359	80,991
.Accounts payable for purchase of assets	175,121	169,739
.Sundry	945,244	863,200

BALANCE SHEETS

Amounts expressed in thousands of Reais

LIABILITIES AND STOCKHOLDERS' EQUITY	March 31, 2002	December 31, 2001
LONG-TERM LIABILITIES	**11,735,758**	**11,623,670**
DEPOSITS	**6,158,396**	**5,654,508**
.Interbank deposits	6,090	95
.Time deposits	6,152,306	5,654,413
RESOURCES FROM SECURITIES ISSUED	**929,090**	**1,498,112**
.Mortgage notes	11,574	1,883
.Securities abroad	917,516	1,496,229
BORROWINGS	**667,954**	**494,009**
.Borrowings in Brazil - governmental agencies	1,162	1,254
.Foreign borrowings	666,792	492,755
ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	**3,132,667**	**3,131,791**
.National Treasury	73,836	74,487
.BNDES (National Economic Development Bank)	2,199,057	2,188,748
.FINAME (National Industrial Financing Authority)	859,774	868,556
OTHER LIABILITIES	**847,651**	**845,250**
.Taxes and social security	353,756	368,892
.Negotiation and intermediation of securities	15,052	23,717
.Accounts payable for purchase of assets	72,849	73,208
.Sundry	405,994	379,433
DEFERRED INCOME	**10,817**	**12,010**
.Deferred income	10,817	12,010
STOCKHOLDERS' EQUITY	**6,301,468**	**6,072,393**
.Capital	**3,690,602**	**3,690,602**
- Local residents	2,600,629	2,490,837
- Foreign residents	1,089,973	1,199,765
.Capital reserves	157,740	157,740
.Revaluation reserve on subsidiaries	5,134	5,124
.Revenue reserves	2,305,695	2,305,695
.Treasury stocks	(88,948)	(86,768)
.Retained earnings	231,245	-
TOTAL	**51,498,197**	**49,139,763**

STATEMENT OF INCOME
Amounts expressed in thousands of Reais

	From January 1, 2002 To March 31, 2002	From January 1, 2001 To March 31, 2001
REVENUE FROM FINANCIAL INTERMEDIATION	**1,805,867**	**1,437,600**
Lending operations	1,031,258	852,497
Leasing operations	-	(35)
Marketable securities	726,723	548,688
Foreign exchange transactions	32,537	28,807
Compulsory deposits	15,349	7,643
EXPENSES ON FINANCIAL INTERMEDIATION	**(1,241,738)**	**(1,127,098)**
Deposits and securities sold	(932,503)	(860,762)
Borrowings and onlendings	(140,910)	(111,727)
Provision for lending, leasing and other credits losses	(168,325)	(154,609)
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	**564,129**	**310,502**
OTHER OPERATING INCOME (EXPENSES)	**(279,946)**	**(107,265)**
Services rendered	286,028	229,538
Salaries, benefits, training and social security	(275,619)	(216,639)
Other administrative expenses	(375,957)	(290,010)
Financial transaction andother taxes	(65,648)	(44,237)
Equity in results of subsidiary companies	212,590	225,990
Other operating income	66,160	54,936
Other operating expenses	(127,500)	(66,843)
OPERATING INCOME	**284,183**	**203,237**
NON-OPERATING INCOME (EXPENSE)	**(7,653)**	**23,798**
Income	2,571	48,728
Expense	(10,224)	(24,930)
INCOME BEFORE TAXES AND PROFIT SHARING	**276,530**	**227,035**
INCOME TAX AND SOCIAL CONTRIBUTION	**(13,321)**	**13,433**
Current	(49,889)	-
Deferred	36,568	13,433
PROFIT SHARING	**(41,133)**	**(30,075)**
Management	(1,820)	(928)
Employees	(39,313)	(29,147)
NET INCOME	**222,076**	**210,393**
Number of outstanding shares (Note 14a)	138,546,812,212	140,328,646,079
Net income per 1,000 shares: R$	1.60	1.50
Net equity per 1,000 shares: R$	45.48	40.72

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

The consolidated operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, besides the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives, principally, related to insurance, credit card operations, capitalization plans and private retirement plans.

2. Presentation of Financial Statements

The financial statements of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated financial statements of Unibanco and its subsidiaries (Unibanco Consolidated), which comprise the accounts of Unibanco - União de Bancos Brasileiros S.A., its foreign branches, its direct and indirect subsidiaries, and its jointly controlled companies, as shown in Note 9.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities and Exchange Commission (CVM). Intercompany investments, balances, income and expenses, as well as unrealized results, were eliminated upon consolidation.

The financial statements of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of out-of-book adjustments, in order to reflect their financial position and results of operations in the consolidation in accordance with the financial method of accounting for leasing transactions.

In conformity with CVM Instruction 247/96, assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the Brazilian Central Bank, the Brazilian Securities and Exchange Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

- income, expenses and monetary or exchange rate variations, at official rates or indices, pro rata temporis, on current and long-term assets and liabilities;
- the effects of the provisions to adjust the assets to market or realizable values;
- the adjustments to the insurance, the capitalization and the retirement plans technical reserves;
- the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;
- the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;
- the provision for social contribution calculated atthe rate of 9% on the adjusted income before income tax;
- tax credits calculated on temporary differences between book value and tax amounts and on tax losses; and
- profit sharing.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and decreased by the related unearned income and/or allowances for losses. The allowance for lending, leasing and other credit losses is set up in an amount considered sufficient by management to cover possible future losses. Management's analysis to establish the provision required takes into account the economic environment, past experience and specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Permanent assets

Investments, fixed assets and deferred charges are stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting, as shown in Note 9. Other investments consist principally of investments carried at cost and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized up to 10 years, according to the expected period of benefit.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years.

(d) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

4. Marketable Securities

	Unibanco								Unibanco Consolidated
Securities	Total	No stated maturity	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years	Over 15 years	Total
Own portfolio	**5,188,857**	**2,312,177**	**467,944**	**538,687**	**2,160,795**	**1,318,924**	**1,000,551**	**57,319**	**7,856,397**
Federal government securities	922,446	-	173,293	271,705	1,277,084	351,955	44,657	55,337	2,174,031
Corporate debt securities	2,489,878	52,864	189,576	209,664	826,681	836,054	854,654	-	2,969,493
Bank debt securities	1,510,146	685	93,809	38,281	44,544	102,690	26,593	-	306,602
Brazilian sovereign bonds	114,131	-	3,942	18,230	12,059	17,219	74,491	1,803	127,744
Securities of foreign governments	335	-	7,324	807	201	11,006	156	179	19,673
State and municipal securities	11,792	11,792	-	-	-	-	-	-	11,792
Exclusive mutual funds (1)	-	964,904	-	-	-	-	-	-	964,904
Opened mutual funds (2)	191	1,120,163	-	-	-	-	-	-	1,120,163
Marketable equity securities	135,344	157,268	-	-	-	-	-	-	157,268
Other	4,594	4,501	-	-	226	-	-	-	4,727
Subject to repurchase commitments (3)	**7,028,206**	-	**6,597,582**	**776,157**	-	-	-	-	**7,373,739**
Federal government securities	6,227,346	-	6,548,663	-	-	-	-	-	6,548,663
Corporate debt securities	309,408	-	426	308,981	-	-	-	-	309,407
Bank debt securities	58,303	-	8,770	73,685	-	-	-	-	82,455
Brazilian sovereign bonds	419,803	-	39,659	380,145	-	-	-	-	419,804
Securities of foreign governments	13,346	-	64	13,346	-	-	-	-	13,410
Subject to negotiation and intermediation of securities	**26**	-	**26**	-	-	-	-	-	**26**
Contracts and premiums to be exercised	26	-	26	-	-	-	-	-	26
Linked to Brazilian Central Bank	***1,128,418***	-	***471,504***	***353,992***	***585,709***	-	-	-	***1,411,205***
Federal government securities	1,128,418	-	471,504	353,992	585,709	-	-	-	1,411,205
Certificates of privatization	**64**	**181**	-	-	-	-	-	-	**181**
Linked to guarantees rendered	**641,600**	-	**15,686**	**438,814**	**515,120**	-	-	-	**969,620**
Federal government securities	641,600	-	15,686	438,814	515,120	-	-	-	969,620
Subtotal	**13,987,171**	**2,312,358**	**7,552,742**	**2,107,650**	**3,261,624**	**1,318,924**	**1,000,551**	**57,319**	**17,611,168**
Allowance for losses	***(95,386)***	***(79,296)***	***(20,959)***	***(4,590)***	***(19,769)***	***(4,781)***	***(27,055)***	-	**(156,450)**
Total	**13,891,785**	**2,233,062**	**7,531,783**	**2,103,060**	**3,241,855**	**1,314,143**	**973,496**	**57,319**	**17,454,718**

(1) Exclusive mutual funds are totally held by insurance, capitalization and private retirement companies, and the breakdown of their portfolios are as follow:

Securities	
Federal government securities	856,561
Corporate debt securities	47,342
Marketable equity securities	15,235
Other	45,766
Total	**964,904**

(2) Opened mutual funds are substantially held by insurance, capitalization and private retirement companies, and their portfolios are represented principally by fixed income securities.

(3) The maturities of securities subject to repurchase commitments follow the contractual maturities of repurchase agreements.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

5. Lending and Leasing Operations Portfolio and Allowance for Lending, Leasing and Other Credit Losses

(a) Components of the lending and leasing operations portfolio by type and by maturity:

	Unibanco	Unibanco Consolidated
By type		
Loans and discounted notes	9,908,804	10,391,419
Financing	6,599,913	7,853,822
Agricultural loans	763,475	763,475
Real estate loans	545,688	553,858
Credit card	-	2,825,238
Total lending operations	**17,817,880**	**22,387,812**
Leasing operations	106	715,475
Advances on exchange contracts (1)	1,545,021	1,545,021
Total lending operations, leasing and advances on exchange contracts	**1,545,127**	**2,260,496**
Guarantees honored	1,607	1,607
Other receivables (2)	223,131	265,202
Total other credits	**224,738**	**266,809**
Assignment of loans with co-obligation (3)	-	**37,411**
Co-obligation on credit card customer financing (3)	-	**331,561**
Total risk (4)	**19,587,745**	**25,284,089**
By maturity		
Past-due for more than 14 days (Note 5d)	588,107	1,849,774
Falling due:		
Less than 3 months (5)	8,000,208	10,903,331
Between 3 months and 1 year	4,925,091	5,771,350
Between 1 and 3 years	3,552,125	4,159,096
More than 3 years	2,522,214	2,600,538
Total risk	**19,587,745**	**25,284,089**

(1) Recorded in "Other liabilities" and "Other credits" - "Foreign exchange portfolio".
(2) Other receivables consist of receivables from sale of assets and notes and credits receivable.
(3) Recorded as off-balance sheet items.
(4) The total risk does not include guarantees in the amount of R$4,131,404 in Unibanco and R$4,269,437 in Unibanco Consolidated, that are recorded as off-balance sheet items, from which management does not expect losses.
(5) Includes 14 days past-due amounts.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(b) Components of lending, leasing and other credits by business activity:

	Unibanco		Unibanco Consolidated	
	Value	% of distribution	Value	% of distribution
Manufacturing				
Electricity, gas and water	998,756	5.1	1,011,827	4.0
Automobile industry	843,717	4.3	859,331	3.4
Food, beverages and tobacco	799,080	4.1	857,054	3.4
Paper, paper products, printing and publishing	733,018	3.7	751,057	3.0
Chemical and pharmaceutical	712,982	3.6	739,623	2.9
Basic metal industries	643,910	3.3	654,128	2.6
Production of metal goods	509,542	2.6	523,151	2.1
Extractive	371,235	1.9	385,377	1.5
Petrochemical	341,828	1.7	348,399	1.4
Textiles, clothing and leather goods	320,779	1.6	332,245	1.3
Non-metallic minerals	291,773	1.5	308,404	1.2
Electronic and communications equipment	249,948	1.3	258,270	1.0
Production of machines and equipment	238,939	1.2	249,077	1.0
Wood and wood products, including furniture	161,109	0.8	179,139	0.7
Electric and electronic	146,165	0.7	149,836	0.6
Other manufacturing industries	127,693	0.8	135,542	0.5
Subtotal	**7,490,474**	**38.2**	**7,742,460**	**30.6**
Individual				
Consumer loans	3,415,967	17.4	5,022,549	19.9
Credit card	-	-	3,194,211	12.6
Lease financing	-	-	202,663	0.8
Residential mortgage loans	520,332	2.7	528,503	2.1
Subtotal	**3,936,299**	**20.1**	**8,947,926**	**35.4**
Residential construction loans	**89,159**	**0.5**	**89,159**	**0.4**
Trade				
Retail	1,465,015	7.5	1,600,966	6.3
Wholesale	615,805	3.1	841,830	3.3
Lodging and catering services	81,862	0.4	88,626	0.4
Subtotal	**2,162,682**	**11.0**	**2,531,422**	**10.0**
Financial service				
Financial companies	848,593	4.3	304,184	1.2
Insurance companies and private pension funds	101,562	0.6	101,741	0.4
Subtotal	**950,155**	**4.9**	**405,925**	**1.6**
Other service				
Post office and telecommunications	952,654	4.9	969,770	3.8
Transportation	599,967	3.1	937,135	3.7
Construction	254,650	1.3	350,420	1.4
Real estate services	231,328	1.2	263,829	1.0
Rent a car	174,417	0.9	180,302	0.7
Associative activities	164,390	0.8	178,428	0.7
Health and social services	115,452	0.6	130,910	0.5
Other	1,702,643	8.6	1,792,928	7.2
Subtotal	**4,195,501**	**21.4**	**4,803,722**	**19.0**
Agriculture, livestock, forestry and fishing	**763,475**	**3.9**	**763,475**	**3.0**
Total	**19,587,745**	**100.0**	**25,284,089**	**100.0**

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(c) Concentration of lending, leasing and other credits:

	Unibanco		Unibanco Consolidated	
Largest clients	**Value**	**% of the total**	**Value**	**% of the total**
10 largest clients	2,438,087	12.5	2,038,676	8.1
50 following clients	5,072,322	25.9	4,939,836	19.5
100 following clients	3,041,270	15.5	2,871,805	11.4
Other clients	9,036,066	46.1	15,433,772	61.0
Total	**19,587,745**	**100.0**	**25,284,089**	**100.0**

(d) Components of lending, leasing and other credits and allowance for lending, leasing and other credits by risk level, as established in Resolution 2682 of the Brazilian National Monetary Council:

Unibanco

			Past-due credits					
Risk level	**% minimum allowance required**	**Current credits**	**Falling due installments**	**Overdue installments**	**Total credits**	**Distribution %**	**Total allowance**	**% effective allowance**
AA	-	9,496,087	-	-	9,496,087	48.5	-	-
A	0.5	3,952,446	-	-	3,952,446	20.2	19,759	0.5
B	1.0	1,834,409	84,785	92,781	2,011,975	10.3	20,118	1.0
C	3.0	2,485,763	195,910	80,900	2,762,573	14.1	100,557	3.6
D	10.0	244,069	103,699	51,571	399,339	2.0	68,880	17.2
E	30.0	119,019	62,060	36,228	217,307	1.1	69,523	32.0
F	50.0	45,724	56,901	64,038	166,663	0.9	86,378	51.8
G	70.0	99,913	41,762	57,978	199,653	1.0	142,328	71.3
H	100.0	99,066	78,025	204,611	381,702	1.9	381,702	100.0
Total		**18,376,496**	**623,142**	**588,107**	**19,587,745**	**100.0**	**889,245**	
% of total risk							**4.5%**	

Unibanco Consolidated

			Past-due credits					
Risk level	**% minimum allowance required**	**Current credits**	**Falling due installments**	**Overdue installments**	**Total credits**	**Distribution %**	**Total allowance**	**% effective allowance**
AA	-	10,005,981	-	-	10,005,981	39.6	-	-
A	0.5	7,343,320	-	-	7,343,320	29.0	45,819	0.6
B	1.0	1,873,979	147,706	382,740	2,404,425	9.5	25,576	1.1
C	3.0	2,725,868	256,580	310,948	3,293,396	13.0	127,821	3.9
D	10.0	258,498	123,719	216,565	598,782	2.4	104,916	17.5
E	30.0	127,229	72,640	152,447	352,316	1.4	129,389	36.7
F	50.0	54,243	65,496	186,348	306,087	1.2	168,875	55.2
G	70.0	104,897	48,794	167,540	321,231	1.3	234,797	73.1
H	100.0	118,733	106,632	433,186	658,551	2.6	658,551	100.0
Total		**22,612,748**	**821,567**	**1,849,774**	**25,284,089**	**100.0**	**1,495,744**	
% of total risk							**5.9%**	

The allowance for lending, leasing and other credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is utilized as a general rule however, based on the judgment and experience of management, higher percentages are used within each level in order to more accurately assess the risk of certain clients operations or portfolios.

(e) The operations renegotiated in the quarter with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$171,198 in Unibanco and R$245,225 in Unibanco Consolidated. These operations relate to portfolio operations and credits written off against loss and were recorded to maintain the risk assessment and the provision for losses

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

existing prior to renegotiation. These operations will be better classified after the payment of a significant portion of the renegotiated debt. For such reclassification, the minimum payment percentage established by Unibanco is 25%.

(f) Change in the allowance for lending, leases and other credit losses during the quarter:

	Unibanco	Unibanco Consolidated
Balance at December 31, 2001	**937,971**	**1,538,495**
Provision for loan losses for the quarter	168,325	417,263
Loan charge-offs during the quarter	(217,051)	(460,014)
Balance at March 31, 2002	**889,245**	**1,495,744**
Loan recoveries during the quarter (1)	**30,754**	**78,671**

(1) Loan recoveries were recorded as revenue from "Lending operations" and "Leasing operations".

6. Foreign Exchange Portfolio

(a) Balance sheet accounts

	Unibanco	Unibanco Consolidated
Assets - Other credits		
Unsettled exchange purchases	2,499,835	2,499,835
Rights on foreign exchange sold	865,750	865,750
(-) Contracted advances in local currency	(287,933)	(287,933)
Income receivable from contracted advances	25,514	25,514
Other	3,056	3,056
Total	**3,106,222**	**3,106,222**
Liabilities - Other liabilities		
Unsettled exchange sales	855,620	855,620
Obligations for foreign exchange purchased	2,572,126	2,572,126
(-) Advances on exchange contracts	(1,519,507)	(1,519,507)
Other	3,984	3,987
Total	**1,912,223**	**1,912,226**
Off-balance sheet		
Import credits - outstanding	56,465	62,571
Confirmed export credits	1,578	2,246

(b) Statement of income

	Unibanco	Unibanco Consolidated
Income from foreign exchange transactions	496,894	531,238
Expenses from foreign exchange transactions	(352,330)	(385,110)
Income from foreign currency financing	107,104	107,104
Income from foreign short-term interbank investments	1,606	1,635
Expenses from obligations with foreign bankers	(295,927)	(296,116)
Other	75,190	75,190
Foreign exchange transactions for the quarter	**32,537**	**33,941**

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

7. Other Credits

	Unibanco	Unibanco Consolidated
Negotiation and intermediation of securities		
Swap operations - difference receivable	506,724	379,550
Debtors - pending settlement	4,535	129,573
Financial assets and commodities to liquidate	-	961
Other	74,837	107,526
Total	**586,096**	**617,610**
Short-term	**429,054**	**501,728**
Long-term	**157,042**	**115,882**
Sundry		
Deferred tax (Note 15a)	779,421	1,607,284
Judicial deposits for civil and labor suits	501,301	846,966
Social contribution carry forward (1)	286,853	509,135
Prepaid taxes	84,852	317,039
Notes and credits receivable	175,377	208,694
Receivables from credit card operations	-	175,802
Receivables from sale of assets	47,754	56,508
Salary advances and other	37,845	52,385
Social security advances	37,812	37,812
Other	291,511	697,435
Total	**2,242,726**	**4,509,060**
Short-term	**584,848**	**1,456,961**
Long-term	**1,657,878**	**3,052,099**

(1) The social contribution carry forward, related to an option in article 8th of Provisional Measure 2113-29/2001, is being offset in accordance with established fiscal parameters.

8. Foreign Branches

As mentioned in Note 2, the financial statements of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

	US$ thousand	R$ thousand
Current assets	2,581,486	5,998,341
Long-term assets	1,016,468	2,361,865
Permanent assets	223	518
Total assets	**3,598,177**	**8,360,724**
Current liabilities	2,425,890	5,636,798
Long-term liabilities	661,668	1,537,452
Deferred income	257	597
Branch equity	510,362	1,185,877
Total liabilities	**3,598,177**	**8,360,724**
Net income for the quarter	**14,065**	**32,682**

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

9. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as "Equity in results of subsidiary and associated companies". The foreign branches and subsidiary companies exchange gain in the amount of R$2,910 in Unibanco and R$1,587 in Unibanco Consolidated were recognized as "Other operating income". As a result of the high foreign exchange volatility in 2001, Unibanco partially hedged its foreign investments in U.S. dollars in the amount of US$450 million. The income of R$26,265 in Unibanco and Unibanco Consolidated, in the first quarter of 2002, was also recorded in "Other operating income", increasing the exchange gain on foreign investments. The investments in subsidiary and associated companies are detailed as follows:

	Number of shares or quotas		Percentage holding (%)		Adjusted stockholders' equity	Adjusted net income (loss)
	Common	*Preferred*	*Unibanco*	*Unibanco Consolidated*		
Subsidiary companies						
Unipart Participações Internacionais Ltd.	1,322,400	-	90.844	100.000	1,097,991	71,742
Unibanco Representação e Participações Ltda. (1)	613,349,683	-	99.854	99.854	895,996	83,937
Caixa Brasil Participações S.A. (2)	123,304,050,478	-	100.000	100.000	440,971	10,190
Banco Credibanco S.A.	211,861,478	198,846,054	98.883	98.883	252,652	23,677
Banco Fininvest S.A.	3,931	1,028	99.799	99.799	213,459	15,034
Banco Dibens S.A.	3,201,455,715	-	51.000	51.000	160,836	8,200
Unibanco Leasing S.A. – Arrendamento Mercantil	253,368	-	99.999	99.999	103,158	1,828
Unibanco Corretora de Valores Mobiliários S.A. (3)	30,000,000	30,000,000	99.999	100.000	51,769	(217)
Banco1.net S.A. (6)	21,775,476	-	64.690	64.690	44,051	(4,046)
Unibanco Securities Ltd.	17,770,000	-	100.000	100.000	27,324	(140)
Unibanco Asset Management – Banco de Investimento S.A.	1,468,400	1,262,829	93.000	93.000	21,430	3,142
Unipart Participações Internacionais Ltd.'s direct and indirect subsidiary companies (i)						
Unibanco Cayman Bank Ltd.	13,252,004	-	-	100.000	620,656	59,779
Unicorp Bank & Trust Ltd.	525,000	3,250,000	-	75.500	162,701	4,838
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	199,999	-	-	99.999	129,339	3,150
Banco Bandeirantes Grand Cayman, Inc.	6,000	-	-	100.000	64,727	(9)
Interbanco S.A.	18,999,793	-	-	99.999	38,761	2,287
Unibanco Securities, Inc	1,500	-	-	100.000	4,842	286
Unibanco Representação e Participações Ltda.'s direct and indirect subsidiary companies (i)						
Unibanco AIG Seguros S.A. (6)	336,204,913	183,878,703	-	49.692	1,144,995	47,577
Unibanco AIG Previdência S.A. (6)	465,403	-	-	100.000	93,745	10,367
Unibanco Companhia de Capitalização (6)	1,109,167	-	-	99.968	91,698	12,647
Unibanco AIG Saúde Seguradora S.A. (6)	20,000,000	-	-	100.000	24,558	1,645
Unibanco Empreendimentos e Participações Ltda.	201,111,880	-	-	100.000	200,160	1,217
Unibanco Empreendimentos Ltda.	150,488,716	-	-	100.000	129,795	294
BWU Representação e Participações Ltda. (6)	34,455,334	89,583,866	-	60.000	43,518	(2,608)
Estrel Administração e Corretagem de Seguros Ltda.	33,997	-	-	99.991	37,859	4,318
Caixa Brasil Participações S.A.'s direct subsidiary company						
Banco Bandeirantes S.A. (2) and (3)	78,728,068,140	68,155,559,063	1.890	100.000	446,189	10,079

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

	Number of shares or quotas		Percentage holding (%)		Adjusted stockholders' equity	Adjusted net income (loss)
	Common	Preferred	Unibanco	Unibanco Consolidated		
Jointly controlled companies (i)						
BUS Holding S.A. (4)	381,089	7,591	37.987	37.987	576,312	(821)
Credicard S.A.- Administradora de Cartões de Crédito (6)	12,937,771	-	-	33.333	328,222	124,467
Serasa – Centralização de Serviços dos Bancos S.A. (6)	360,890	348,855	-	19.045	157,121	12,102
Banco Investcred S.A. (6)	95,290	-	50.000	50.000	111,202	5,186
Tecnologia Bancária S.A. (6)	762,277,905	-	-	21.433	102,996	4,260
Redecard S.A. (6)	199,990	400,000	-	31.943	57,095	22,462
Cibrasec – Companhia Brasileira de Securitização (6)	7,500	-	12.499	12.499	36,685	1,297
Interchange Serviços S.A. (6)	74,999,999,998	-	-	25.000	27,676	1,298
FMX S.A. Sociedade de Crédito, Financiamento e Investimento (5)	83,115	83,115	-	50.000	24,121	2,751
Unibanco Rodobens Administradora de Consórcios Ltda. (6)	3,798,500	-	-	50.000	4,167	161
Associated companies						
AIG Brasil Companhia de Seguros (6)	54,213,933	-	-	49.999	74,479	2,730

	Equity in results adjustments		Investments value	
	Unibanco	Unibanco Consolidated	Unibanco	Unibanco Consolidated
Subsidiary companies				
Unipart Participações Internacionais Ltd.	65,177	-	997,463	-
Unibanco Representação e Participações Ltda. (1)	83,814	-	894,691	-
Caixa Brasil Participações S.A. (2)	16,672	-	254,118	-
Banco Credibanco S.A.	23,412	-	249,831	-
Banco Fininvest S.A.	15,004	-	213,029	-
Banco Dibens S.A.	4,247	-	82,027	-
Unibanco Leasing S.A. – Arrendamento Mercantil	1,828	-	103,157	-
Unibanco Corretora de Valores Mobiliários S.A. (3)	(130)	-	51,769	-
Banco1.net S.A. (6)	(2,617)	-	28,496	-
Unibanco Securities Ltd.	(140)	-	27,324	-
Unibanco Asset Management - Banco de Investimento S.A.	2,675	-	19,930	-
Others	1,407	-	36,846	-
Caixa Brasil Participações S.A.'s direct subsidiary company				
Banco Bandeirantes S.A. (2) and (3)	89	-	4,821	-
Jointly controlled companies (i)				
BUS Holding S.A. (4)	(312)	4	218,924	3,829
Banco Investcred S.A. (6)	2,593	-	55,601	-
Cibrasec – Companhia Brasileira de Securitização (6)	162	-	4,585	-
Others	(1,291)	-	-	-
Associated companies				
AIG Brasil Companhia de Seguros (6)	-	1,365	-	37,240
Others	-	663	-	8,648
Total	**212,590**	**2,032**	**3,242,612**	**49,717**

(i) The percentage shown in the Unibanco Consolidated column refers to the controlling companies' percentage holding.

(1) In a quotaholder meeting held at March 28, 2002 it was approved the distribution of dividends in the amount of R$500,000. The payment of this dividends will be made between June 3 and December 31, 2002.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(2) The difference between the net income and the equity in results adjustments and stockholders' equity and the investment are result of gains to be realized on the sale of companies between companies of Unibanco's Group, that are being recognized in line with amortization of goodwill.

(3) The difference between the net income of this company and the equity adjustment recognized in income, relates to the restatement of stock exchange membership certificates taken directly to net equity of the investee company.

(4) The National Telecommunications Agency (Anatel), through Act No. 21581 published in the official gazette on February 8, 2002, authorized Unibanco to reduce its common stock interest in BUS Holding S.A.., which is the reason why the control is shared.

(5) The company name will be changed to Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento, after Central Bank's approval.

(6) Companies audited by other independent auditors.

(b) Goodwill on acquisition of subsidiary companies

The goodwill relating to the acquisition of subsidiary companies is being amortized up to ten years, according to the expected period of benefit, and the amortized amount is recorded in "Other operating expenses". The consolidated balance of goodwill to be amortized and the amount amortized during the quarter were as follows:

Subsidiaries	Balance to be amortized	Amortization during the quarter
Bandeirantes	937,552	9,620
Credibanco	39,775	3,140
Fininvest	379,191	3,877
Investcred	56,419	1,472
Luizacred	31,835	10
Other	22,986	1,717
Total	**1,467,758**	**19,836**

10. Resources from Securities Issued

Resources from securities issued are represented by mortgage notes issued in Brazil and euronotes and commercial papers issued abroad.

(a) Mortgage notes are restated using the savings deposits index, plus average interest of 10.82% per annum, and are payable up to September 12, 2003.

(b) Euronotes

Maturity (1)	Currency	Unibanco	Unibanco Consolidated
Less than 3 months	US$	597,418	375,678
	EUR	32,709	32,611
		630,127	**408,289**
From 3 to 12 months	US$	1,358,993	1,077,982
	EUR	81,936	81,936
		1,440,929	**1,159,918**
From 1 to 3 years	US$	542,611	690,597
	EUR	231,928	230,462
		774,539	**921,059**
From 3 to 5 years	US$	**10,274**	**13,941**
From 5 to 15 years	US$	**49,740**	**56,611**
Total		**2,905,609**	**2,559,818**

(1) The maturity date considers, when applicable, the date the investor may ask to anticipate redemption (put rights).

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

The average interest rate at March 31, 2002 was 6.92% per annum in Unibanco and 7.06% per annum in Unibanco Consolidated.

(c) Commercial paper programs

The commercial paper programs, in the amount of R$323,224 in Unibanco and Unibanco Consolidated, are issued by Grand Cayman branch and are payable up to September 13, 2002, with interest rates between 1.93% and 3.48% per annum.

(d) The other issues totaled R$129,500 in Unibanco and R$52,766 in Unibanco Consolidated with maturities up to July 11, 2005 and an average interest rate of 7.98% per annum.

11. Borrowings and Onlending in Brazil – Governmental Agencies

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, import and exports.

Onlendings in Brazil – governmental agencies are payable up to 2018, with interest rates established by operational policies of BNDES (National Bank for Economic and Social Development).

12. Other Liabilities - Sundry

	Unibanco	Unibanco Consolidated
Payable to merchants - credit card	-	1,256,687
Provision for labor and civil litigation	345,007	677,237
Payable related to insurance	-	188,808
Provisions for personnel and administrative expenses	125,790	180,816
Payable for official agreement	75,160	75,160
Assumption of debts contracts	374,434	12,419
Amounts payable to associated company	39,729	-
Other	391,118	488,202
Total	**1,351,238**	**2,879,329**
Short-term	**945,244**	**2,123,049**
Long-term	**405,994**	**756,280**

13. Tax, Employee and Civil Litigations

Unibanco and its subsidiaries are defendants in several legal actions, relating principally to income taxes, indirect taxes and labor claims. Based on the advice of our external counsel, Unibanco recorded provisions to offset possible future losses, based on the success probability of the suits. Provisions recorded and the changes in the provision were as follows:

	Unibanco	Unibanco Consolidated
Balance at December 31, 2001	**648,680**	**1,471,784**
Provision charged	64,697	101,895
Payments	(14,613)	(18,838)
Balance at March 31, 2002	**698,764**	**1,554,841**

(a) Tax litigation

Unibanco and its subsidiaries are involved in several tax suit, including those relating to the constitutionality of certain taxes and the potential liability is fully provisioned.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(b) Employee litigation

Labor unions and former employees filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. Unibanco cannot assure that it will win these lawsuits and, based of this, the contingency amount is recorded as provision, based on the average of payments made.

(c) Civil litigation

Unibanco and its subsidiaries filed other actions and claims on a variety of matters, including, previous economic plans. The civil litigations provisions are recorded in accordance with the probability of success in each type of claim.

(d) Bandeirantes shareholders' claims

Certain former minority shareholders of Banco Bandeirantes S.A. (Bandeirantes) have initiated lawsuits against Bandeirantes, Caixa Geral de Depósitos, former controlling shareholders of Bandeirantes and/or against Unibanco. Certain former shareholders of Banorte (a bank acquired by Bandeirantes before Unibanco became the controlling shareholder of Bandeirantes) have also filed lawsuits against Bandeirantes and the Central Bank of Brazil, seeking to terminate the Central Bank intervention in Banorte before its acquisition by Bandeirantes. In accordance with the Agreement between Unibanco and Caixa Geral de Depósitos for the acquisition of a controlling interest in Bandeirantes, Caixa Geral de Depósitos assumed full responsibility for such lawsuits. Therefore it is not necessary to record provisions for this purpose.

14. Stockholders' Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	Outstanding shares	Treasury stocks	Total
Common	75,568,744,349	-	75,568,744,349
Preferred	62,978,067,863	2,339,021,106	65,317,088,969
Total	**138,546,812,212**	**2,339,021,106**	**140,885,833,318**

Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (*Unit*) is represented by a preferred share issued by Unibanco and by a Class B preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market.

Each *Global Depositary Share* (GDS) is represented by 500 *Units,* and is traded in the international market.

(b) Dividends and interest on own capital

All stockholders are entitled to receive, in total, a mandatory dividend of at least 35% of the Bank's annual net income as stated in the statutory accounting records, adjusted for transfers to the legal reserve.

On January 22, 2002, the Board of Directors approved the distribution of dividends, as an advance against the mandatory dividend for 2001 in the amount of R$170,985 representing R$1.1801 per 1,000 common shares and R$1.2981 per 1,000 preferred shares. The payment of the dividends was made as from January 31, 2002.

For each *Unit* there were dividends of R$2.4874 per 1,000 Units attributed, R$1.1893 from Holdings and R$1.2981 from Unibanco.

For each GDS there were dividends of R$1.2437 attributed.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Treasury stocks and Buy-back program

The Board of Directors of Unibanco and Holdings in the meeting held on December 27, 2001 renewed the authorization for a period of three months, for acquisition at market prices of up to 257,364,326 Unibanco's common shares and up to 3,177,019,267 Unibanco's preferred shares, and up to 3,438,618,826 Holdings' Class B preferred shares, to be maintained in treasury for subsequent sale or cancellation, without capital reduction. The acquisition can be made through the acquisition of shares, *Units* or GDS.

During the quarter, 41,400,000 preferred shares issued by Unibanco were repurchased by an average price of R$52.67. The minimum and maximum acquisition prices were R$52.30 and R$53.53, respectively.

15. Income Tax and Social Contribution

(a) Deferred tax assets

	Unibanco	Unibanco Consolidated
Provisions not currently deductible, mainly allowance for loan losses	768,803	1,345,240
Tax benefit on reorganization of insurance holdings	-	25,557
Tax loss and negative basis of social contribution carry-forward	10,618	363,762
Deferred tax liabilities relating to excess depreciation on leased assets and revaluation reserve	-	(133,619)
Net deferred tax assets	**779,421**	**1,600,940**
Total assets	**779,421**	**1,607,284**
Total liabilities	**-**	**6,344**

Deferred tax assets recorded in "Other credits - sundry" are computed at the tax rates in effect at each balance sheet date. Deferred tax assets not recognized totaled R$99,161 in Unibanco Consolidated at March 31, 2002.

The deferred tax assets were classified in current and long-term assets in accordance with the expected realization time, which is up to 4 years in Unibanco and up to 5 years in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

	Unibanco	Unibanco Consolidated
Income before income tax and social contribution, net of profit sharing	235,397	327,657
Income tax and social contribution expenses at a rate of 25% and 9%, respectively	(80,035)	(111,403)
Adjustments to derive effective tax rate:		
.Equity in the results of subsidiary and associated companies, net of income from foreign subsidiaries	50,120	691
.Exchange gain on foreign branches and subsidiary companies	989	540
.Interest on own capital paid (received)	(1,628)	1,766
.Deferred tax assets from prior period	21,556	24,394
.Permanent differences (net)	(4,323)	6,200
Income tax and social contribution for the quarter	**(13,321)**	**(77,812)**

16. Commitments and Guarantees

	Unibanco	Unibanco Consolidated
Co-obligation and risks for guarantees provided	4,203,552	4,348,360
Assets under management (mainly mutual investment funds)	20,273,111	20,855,835
Lease commitments	29,747	29,747

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

17. Related-Party Transactions (Unibanco)

Assets	
Interbank investments	1,011,986
Marketable securities	1,308,340
Interbank accounts	152,492
Lending operations	559,288
Other credits	
. Income receivable	
Dividends and interest on own capital	512,804
. Negotiation and intermediation of securities	164,226
. Sundry	12,280
Liabilities	
Deposits	1,496,916
Securities sold under repurchase agreements	76,018
Resources from securities issued	
. Securities abroad	685,125
Interbank accounts	3,619
Borrowings	293,025
Other liabilities	
. Negotiation and intermediation of securities	4,530
. Sundry	627,261
Revenues	
Lending operations	9,442
Marketable securities	91,805
Services rendered	26,966
Expenses	
Deposits and securities sold	83,147
Borrowings and onlendings	6,908
Other administrative expenses	14,870
Other operating expenses	570

The amounts above reflect operations between Unibanco and its subsidiary companies, and were eliminated in consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were made at average market rates, in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of the contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, capitalization plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the market value of the buildings according to the lease contracts.

18. Financial Instruments

Unibanco enters into transactions in a variety of financial instruments recorded in its own financial statements or off-balance sheet in memorandum accounts, in order to meet its own and its customers' needs to reduce exposure to market, currency and interest rate risks.

The risks involved in these operations are managed through operational policies, determination of limits by the Bank's Financial Committee and by closely monitoring positions.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(a) Financial instruments recorded in the financial statements compared to market values at March 31, 2002 are as follows:

	Unibanco		Unibanco Consolidated	
	Book value	Market value	Book value	Market value
Assets				
Interbank deposits	1,966,629	1,970,825	1,033,181	1,037,355
Marketable securities	13,891,785	14,012,244	17,454,718	17,625,001
Lending operations	16,959,785	16,977,676	21,004,135	21,020,321
Derivatives, net	424,574	439,120	249,196	270,686
Liabilities				
Interbank deposits	600,000	600,562	176,386	176,948
Time deposits	10,831,312	10,835,576	12,188,513	12,192,791
Mortgage notes	444,675	443,176	460,258	458,759
Resources from securities issued abroad	3,358,333	3,379,387	2,935,808	2,961,670
Treasury stocks	88,948	129,535	88,948	129,535

The market value of marketable securities was based on the average rate in effect on the last business day of the quarter, as informed by Brazilian Central Bank, Stock Exchanges, trade associations and external entities.

The market value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes, was based on the average rate practiced by Unibanco on the last business day of the quarter, for similar operations.

The market value of resources from securities issued abroad was based on the average quoted prices in effect on the correspondent markets on the last business day of the quarter, as informed by external entities.

The market value of treasury stocks was based on *Units* price at March 28, 2002 in the São Paulo Stock Exchange.

The market value of derivatives was based, principally, on the average rate in effect on the market on the last business day of the quarter for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(b) The current notional values of off-balance sheet financial instruments at March 31 are as follows:

	Unibanco		Unibanco Consolidated	
	Current notional value	Net exposure	Current notional value	Net exposure
Futures contracts				
Purchase commitments				
Currencies	1,440,271	1,440,271	1,440,271	1,298,385
Interbank interest rate	428,448	-	616,245	-
Exchange coupon	1,095,311	-	1,286,695	-
Sale commitments				
Currencies	-	-	141,886	-
Interbank interest rate	4,804,319	4,375,871	5,550,643	4,934,398
Exchange coupon	2,833,705	1,738,394	3,377,202	2,090,507
Term contracts				
Assets position				
Interbank interest rate	840,791	491,860	1,398,516	1,049,585
Fixed interest rate	348,912	-	348,912	-
Liabilities position				
Interbank interest rate	348,931	-	348,931	-
Fixed interest rate	843,493	494,581	1,401,566	1,052,654
***Swap* contracts**				
Assets position				
Currencies	263,496	-	694,958	-
Interbank interest rate	6,896,861	4,759,027	6,468,639	3,598,921
Fixed interest rate	1,749,165	-	1,341,071	-
Other	1,900,653	741,847	1,944,389	765,261
Liabilities position				
Currencies	4,216,114	3,952,618	3,357,601	2,662,643
Interbank interest rate	2,137,834	-	2,869,718	-
Fixed interest rate	2,870,152	1,120,987	2,790,371	1,449,300
Other	1,158,806	-	1,179,128	-
Option contracts				
Purchase commitments				
Shares	1,434	1,434	1,434	1,434
Index	15,000	-	15,000	-
Sale commitments				
Index	15,050	50	15,050	50

The operations above do not represent Unibanco's total exposure to market, currency and interest rate risks since they only consider the values of off-balance sheet financial instruments.

The amounts of term contracts payable are R$2,721 in Unibanco and R$3,069 in Unibanco Consolidated and are recorded in "Other liabilities - Negotiation and intermediation of securities".

The amounts of receivables under the swap contracts are R$506,724 in Unibanco and R$379,550 in Unibanco Consolidated and the amounts of payables are R$79,455 in Unibanco and R$127,311 in Unibanco Consolidated and are recorded in "Other receivables" and "Other liabilities", respectively, in "Negotiation and intermediation of securities."

The premiums received from written swap option contracts totaled R$60 in Unibanco and Unibanco Consolidated, and are recorded in "Other liabilities - Negotiation and intermediation of securities".

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(c) The maturities of financial instruments recorded in off-balance sheet memorandum accounts are as follows:

	Unibanco	Unibanco Consolidated
Futures contracts		
Up to 90 days	4,494,268	4,988,435
Between 91 days and 180 days	893,657	1,191,914
Between 181 days and 360 days	3,753,293	4,407,981
More than 1 year	1,460,836	1,824,612
Term contracts		
Up to 90 days	158,786	377,602
Between 91 days and 180 days	84,444	255,206
Between 181 days and 360 days	938,357	1,098,256
More than 1 year	7,996	15,992
Swap contracts		
Up to 90 days	3,307,021	3,989,376
Between 91 days and 180 days	2,952,734	3,144,253
Between 181 days and 360 days	1,543,686	1,907,888
More than 1 year	2,517,713	2,899,882
Option contracts		
Between 91 days and 180 days	30,050	30,050
More than 1 year	1,434	1,434

Interest rate and currency term and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of the operations' liquidation. The credit risks associated with the future and term contracts are minimized due to daily cash settlements and margin account deposits. Future and term contracts are subject to the risk of movements in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or indices for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability or unwillingness of the counterparts to the contractual conditions and the risk associated with changes in market conditions due to movements in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options and the risk associated with the movements in market conditions could influence written options.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

19. Statement of Cash Flows

	Unibanco	Unibanco Consolidated
Operating activities		
Net income	222,076	222,076
Reversal of provision for devaluation of marketable securities	(8,591)	(8,003)
Provision for lending, leasing and other credits losses	168,325	417,263
Technical provisions for insurance, capitalization and retirement plans	-	172,345
Deferred tax assets	(36,568)	(49,019)
Provision of foreclosed assets	2,014	5,826
Loss (gain) on sale of foreclosed assets and fixed assets	917	(2,373)
Amortization of goodwill on subsidiaries acquired	23,119	19,836
Equity in results of subsidiary and associated companies	(212,590)	(2,032)
Exchange gain on foreign investments	(2,910)	(1,587)
Provision for losses on investments	3,985	4,368
Depreciation and amortization	46,422	77,369
Minority interest	-	27,769
Changes in assets and liabilities		
Decrease in interbank investments	828,859	875,152
Increase in marketable securities	(789,976)	(2,091,879)
Decrease in Central Bank compulsory deposits	166,407	187,452
Net change in interbank and interdepartmental accounts	(326,434)	(253,628)
Decrease in lending operations	68,727	61,654
Decrease in leasing operations	8	48,163
Net change in foreign exchange portfolio	58,219	58,219
Increase in other credits and other assets	(30,923)	(60,364)
Increase (decrease) in other liabilities	312,680	(107,172)
Decrease in deferred income	(1,193)	(2,882)
Net cash provided by (used in) operating activities	**492,573**	**(401,447)**
Investing activities		
Dividends and interest on own capital received from subsidiary and associated companies	192,084	1,901
Proceeds from sale of foreclosed assets	3,526	18,125
Purchase of/capital increase on investments in subsidiary and associated companies	(4,541)	-
Proceeds from sale of / capital decrease in subsidiary and associated companies	12,966	4,286
Purchase of other investments	-	(29,192)
Proceeds from sale of other investments	5,349	16,136
Purchase of fixed assets	(22,400)	(67,422)
Proceeds from sale of fixed assets	104	17,667
Deferred charges	(37,896)	(34,458)
Minority interest	-	(363,390)
Net cash provided by (used in) investing activities	**149,192**	**(436,347)**
Financing activities		
Increase (decrease) in deposits	(39,696)	367,853
Increase in securities sold under repurchase agreements	973,988	1,056,319
Increase (decrease) in resources from securities issued	(989,470)	98,992
Decrease in borrowings and onlending in Brazil – govemmental agencies	(475,044)	(560,820)
Purchase of own stocks	(2,180)	(2,180)
Dividends paid	(168,676)	(168,676)
Net cash provided by (used in) financing activities	**(701,078)**	**791,488**
Net decrease in cash and due from banks	**(59,313)**	**(46,306)**
Cash and due from banks at the beginning of the quarter	837,711	993,239
Cash and due from banks at the end of the quarter	778,398	946,933
Net decrease in cash and due from banks	**(59,313)**	**(46,306)**

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

20. Subsidiary Companies Information

The following tables show the balance sheet and the statement of income of the most relevant Unibanco' subsidiary companies and the eliminations made are related only for companies consolidated or combined in each group.

(a) The most important financial entities and subsidiaries in Brazil:

Balance sheet	Bandeirantes and subsidiary companies	Dibens and subsidiary companies
Assets		
Current and long-term assets	**1,107,473**	**1,899,379**
Cash and due from banks	1	564
Interbank investments	51,085	1,730
Marketable securities	351,088	533,699
Interbank and interdepartmental accounts	1,127	6,178
Lending and leasing operations	-	1,141,949
Other credits and other assets	704,172	215,259
Permanent assets	**134,084**	**46,541**
Total	**1,241,557**	**1,945,920**
Liabilities		
Current and long-term liabilities	**793,874**	**1,785,082**
Deposits	210,487	847,347
Securities sold under repurchase agreements	-	308,955
Resources from securities issued	245,381	325,439
Interbank and interdepartmental accounts	4	61,004
Borrowings and onlending in Brazil – Governmental agencies	-	152,600
Other liabilities	338,002	89,737
Minority interest	**1,494**	**2**
Stockholders' equity	**446,189**	**160,836**
Total	**1,241,557**	**1,945,920**

Statement of income	Bandeirantes and subsidiary companies	Dibens and subsidiary companies
Revenue from financial intermediation	28,388	98,834
Expenses on financial intermediation	(23,849)	(63,144)
Provision for lending, leasing and other credits losses	-	(6,873)
Salaries, benefits, training and social security and other administrative expenses	(5,953)	(7,142)
Other operating income (expenses)	6,689	(7,015)
Non-operating income, net	(644)	(4,266)
Income tax and social contribution	5,498	(1,742)
Profit sharing	(16)	(452)
Minority interest	(34)	-
Net income	**10,079**	**8,200**

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(b) Foreign branches and subsidiaries, includes mainly the accounts of the foreign branches: Unibanco Grand Cayman and Nassau, Credibanco - Grand Cayman and Dibens - Grand Cayman; banks: Unibanco (Luxembourg) S.A., Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., Unicorp Bank & Trust (Grand Cayman), and Banco Bandeirantes Grand Cayman Inc.; brokers: Unibanco Securities Limited (England) and Unibanco Securities Inc. (USA) and the company Unipart Participações Internacionais Ltd.:

Combined balance sheet	
Assets	
Current and long-term assets	**9,544,308**
Cash and due from banks	128,603
Interbank investments	487,074
Marketable securities	5,816,290
Interbank accounts	58,518
Lending and leasing operations	2,853,494
Other credits and other assets	200,329
Permanent assets	**19,665**
Total	**9,563,973**
Liabilities	
Current and long-term liabilities	**7,102,020**
Deposits	1,177,506
Securities sold under repurchase agreements	653,600
Resources from securities issued	2,600,365
Interbank accounts	12,470
Borrowings	2,515,538
Other liabilities	142,541
Deferred income	**6,826**
Minority interest	**39,864**
Stockholders' equity	**2,415,263**
Total	**9,563,973**

Combined statement of income	
Revenue from financial intermediation	220,722
Expenses on financial intermediation	(86,138)
Provision for lending, leasing and other credits losses	(14,345)
Salaries, benefits, training and social security and other administrative expenses	(12,659)
Other operating income (expenses)	(1,085)
Non-operating income, net	(96)
Profit sharing	(317)
Minority interest	(1,185)
Net income	**104,897**

The income tax and social contribution expense originated from the foreign operations is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco taxable income.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(c) Insurance and private pension including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A. and Unibanco AIG Previdência S.A.:

Combined balance sheet	
Assets	
Current and long-term assets	**3,543,454**
Cash and due from banks	10,266
Marketable securities	2,831,534
Other credits and other assets	701,654
Permanent assets	**341,727**
Total	**3,885,181**
Liabilities	
Current and long-term liabilities	**2,740,187**
Other liabilities	494,698
Technical provisions for insurance, capitalization and retirement plans	2,245,489
Stockholders' equity	**1,144,994**
Total	**3,885,181**

Combined statement of income	
Revenue from financial intermediation	112,350
Insurance, capitalization and retirement plans premiums	460,223
Changes in technical provision for insurance, capitalization and retirement plans	(126,642)
Insurance claims	(165,798)
Private retirement plans benefits expenses	(101,440)
Salaries, benefits, training and social security and other administrative expenses	(51,987)
Other operating income (expenses)	(68,987)
Non-operating income, net	8,160
Income tax and social contribution	(15,629)
Profit sharing	(2,673)
Net income	**47,577**

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(d) Credit card companies, including the jointly controlled companies as follow: Banco Credibanco S.A. (formerly Cartão Unibanco Ltda.) (98.883%), Bandeirantes Administradora de Cartões de Crédito e Assessoria S.A. (100%), Credicard S.A. Administradora de Cartões de Crédito (33.333%), Orbitall Serviços e Processamento de Informações Comerciais (33.333%) and Redecard S.A. (31.943%):

Combined balance sheet	
Assets	
Current and long-term assets	**2,390,842**
Cash and due from banks	14,147
Interbank investments	5,405
Marketable securities	416,575
Interbank and interdepartmental accounts	22,650
Lending operations	1,427,945
Other credits and other assets	504,120
Permanent assets	**286,455**
Total	**2,677,297**
Liabilities	
Current and long-term liabilities	**2,297,000**
Deposits	586,234
Borrowings	136,055
Resources from securities issued	235,960
Interbank and interdepartmental accounts	20,293
Other liabilities	1,318,458
Stockholders' equity	**380,297**
Total	**2,677,297**

Combined statement of income	
Revenue from financial intermediation	280,457
Expenses on financial intermediation	(33,230)
Provision for lending, leasing and other credits losses	(113,358)
Salaries, benefits, training and social security and other administrative expenses	(110,173)
Other operating income (expenses)	88,338
Non-operating income, net	750
Income tax and social contribution	(36,222)
Profit sharing	(4,221)
Net income	**72,341**

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(e) The companies which carry out consumer credit operation includes, principally, Banco Fininvest S.A. (100%), Banco Investcred S.A. (50%) and FMX S.A. Sociedade de Crédito, Financiamento e Investimento (50%):

Combined balance sheet	
Assets	
Current and long-term assets	**2,185,535**
Cash and due from banks	7,739
Interbank investments	87,494
Marketable securities	195,567
Interbank accounts	41,413
Lending operations	1,566,170
Other credits and other assets	287,152
Permanent assets	**134,244**
Total	**2,319,779**
Liabilities	
Current and long-term liabilities	**2,050,294**
Deposits	1,394,697
Interbank accounts	71,327
Borrowings	128,194
Other liabilities	456,076
Deferred income	**20**
Minority interest	**107**
Stockholders' equity	**269,358**
Total	**2,319,779**

Combined statement of income	
Revenue from financial intermediation	302,018
Expenses on financial intermediation	(67,737)
Provision for lending, leasing and other credits losses	(136,407)
Salaries, benefits, training and social security and other administrative expenses	(117,096)
Other operating income (expenses)	46,083
Non-operating income, net	4
Income tax and social contribution	(6,017)
Profit sharing	(2,904)
Minority interest	(20)
Net income	**17,924**

21. Other Information

(a) "Other operating income" totaled R$66,160 in Unibanco and R$94,240 in Unibanco Consolidated and includes mainly foreign branches' and subsidiary companies' exchange rate variation of income, in the amount of R$29,175 in Unibanco and R$27,852 in Unibanco Consolidated, (see Note 9), interest on judicial deposits in the amount of R$9,344 in Unibanco and R$11,014 in Unibanco Consolidated.

(b) "Other operating expenses" totaled R$127,500 in Unibanco and R$159,559 in Unibanco Consolidated and includes mainly, provisions for contingencies civil and litigations, principally labor claims, in the amount of R$49,362 in Unibanco and R$64,115 in Unibanco Consolidated and amortization of goodwill on acquired subsidiaries in the amount of R$23,119 in Unibanco and R$19,836 in Unibanco Consolidated.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(c) Free Benefits Generation Program

Unibanco and part of its employees sponsor a "Free Benefits Generation Program" (PGBL), a system whereby the participant accumulates financial resources during their career, through contributions paid by the employee and the Company where he works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contribution.

The program is managed by Unibanco Previdência S.A. and Unibanco Asset Management – Banco de Investimento S.A. is responsible for the financial management of the FIFE funds.

The contributions made by employees vary according to their ages between 1% to 9% and the contributions made by Unibanco vary according to the return on equity in the prior year between 50% and 200% of the participant's contribution, directly related to the return on equity.

As a result of Banco Bandeirantes' acquisition, Unibanco and a portion of its employees also sponsor a defined contribution pension plan administered by Trevo – Instituto Bandeirantes de Seguridade Social, a private pension entity, for the primary purpose of supplementing the retirement benefits provided by the government retirement plans.

In the quarter of 2002, the contribution was R$434 in Unibanco and R$1,655 in Unibanco Consolidated.

(d) Stock option program

The Extraordinary Shareholders' Meeting held on October 31, 2001 approved the stock option program, denominated *Performance*. The objective of *Performance* is to foster the executives' long-term commitment to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to the *Performance* program, the executives of Unibanco can be granted stock or unit options that can be exercised between 2 to 5 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to March 31, 2002, Unibanco granted 618,800,000 stocks option, in a form of Unit. The term of the exercise is between January 21, 2005 and January 21, 2007.

(e) Assets leased to third parties, in the amount of R$1,494,264, net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$1,137,337 the residual value received in advance from these lessees amounts to R$837,459, classified as reduction account of leasing operations.

(f) Assets leased from third parties are being amortized through 2004. Expenses incurred on leasing operations totaled R$13,717 in Unibanco and R$13,984 in Unibanco Consolidated. If the leasing agreements were recorded as financing purchase, the leased assets at original cost, restated and depreciated would be R$36,450 in Unibanco and R$37,512 in Unibanco Consolidated and the debt recorded as liabilities would be R$29,749 in Unibanco and R$29,835 in Unibanco Consolidated.

(g) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover possible losses, taking into account the nature of the activity. At March 31, 2002, the insurance coverage on properties and other assets in use totaled R$511,527 in Unibanco and R$1,081,835 in Unibanco Consolidated.

22. Change in Classification and Valuation of Marketable Securities and Derivative Financial Instruments

The Brazilian Central Bank established new rules to record and valuation of marketable securities and derivative financial instruments, effective June 30, 2002.

(i) Marketable securities

According to the Brazilian Central Bank Circular 3068 issued on November 8, 2001, the securities must be classified as follows: a) trading securities; b) securities available for sale; and c) securities held to maturity.

Securities classified as trading and available for sale must be carried at fair value and the unrealized gain or loss must be recognized as revenue or expense for the period, if related to trading securities or as a specific component of stockholders' equity, net of applicable taxes, if related to securities available for sale. Securities held to maturity must be recorded at acquisition cost, plus accrued interest, which will be recorded in revenue for the period.

NOTES TO THE FINANCIAL STATEMENTS (Amounts expressed in thousands of Reais, unless otherwise indicated)

(ii) Derivative financial instruments

According to the Brazilian Central Bank Circular 3082 issued on January 30, 2002, the derivative financial instruments must be recorded at fair value and the unrealized gain or loss must be recognized as revenue or expense for the period, although a specific practice must be observed for derivative instruments used for hedging.

The derivative financial instruments must be classified as: a) market risk hedge, and b) cash flow hedge. The derivative financial instruments designated as hedge, and the respective item subject to the hedge, must be adjusted at their fair value and the unrealized gain or loss must be recorded as revenue or expense for the period, if designated as market risk hedge, and in a specific component of stockholders' equity, net of applicable taxes, if designated as cash flow hedge.

The expected gain on Unibanco's financial position resulted from the application of these new criteria, based on the securities and derivatives instruments portfolios and in the market price conditions in place at March 31, 2002 is estimated in R$60 million, net of taxes effects.

23. Subsequent Events

(a) On April 12, 2002, the Brazilian Central Bank approved the acquisition of 24.5% of total capital of Unicorp Bank & Trust Ltd., by Unipart Participações Internacionais Ltd., for US$36 million. As a result of this transaction, Unibanco own 100% of capital.

(b) On April 30, 2002, Unibanco, through its Grand Cayman Branch, issued US$200 million of subordinated debt, with 10 years term and semi-annual interest payment. The issue could be redempted in five years or in any subsequent interest payment date. The coupon is 9.375% per annum for the first five years and thereafter 11.79% per annum.

* * *

CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of Reais

ASSETS	March 31, 2002	December 31, 2001
CURRENT ASSETS	**40,204,086**	**37,214,314**
CASH AND DUE FROM BANKS	**946,933**	**993,239**
SHORT-TERM INTERBANK INVESTMENTS	**3,798,914**	**4,673,057**
.Securities purchased under resale agreements	2,737,790	2,610,408
.Interbank deposits	1,009,489	1,647,091
.Savings deposits	245	352,994
.Foreign currency investments	51,390	62,564
MARKETABLE SECURITIES	**11,863,325**	**10,129,338**
.Own portfolio	3,289,095	2,981,548
.Subject to repurchase commitments	7,373,739	6,327,842
.Subject to negotiation and intermediation of securities:		
- Option premiums	26	-
.Linked to Brazilian Central Bank	825,496	760,019
.Linked to guarantees rendered	454,500	95,173
.Allowance for losses	(79,531)	(35,244)
INTERBANK ACCOUNTS	**2,900,843**	**1,545,152**
.Payments and receipts pending settlement	1,566,818	14,824
.Compulsory deposits:		
- Brazilian Central Bank	1,326,221	1,513,673
- National Housing System - SFH	4,038	3,808
- National Treasure - rural credit	-	564
.Interbank onlendings	-	945
.Correspondent banks	3,766	11,338
INTERDEPARTMENTAL ACCOUNTS	**6,164**	**4,527**
.Third-party funds in transit	2,485	3,025
.Internal transfers of funds	3,679	1,502
LENDING OPERATIONS	**14,882,370**	**15,462,711**
.Lending operations:		
- Public sector	16,194	12,781
- Private sector	16,037,305	16,645,582
.Allowance for lending losses	(1,171,129)	(1,195,652)
LEASING OPERATIONS	**403,222**	**443,778**
.Leasing operations:		
- Private sector	439,027	483,103
.Allowance for leasing losses	(35,805)	(39,325)
OTHER CREDITS	**5,105,995**	**3,690,368**
.Foreign exchange portfolio	3,104,863	1,792,260
.Income receivable	83,460	73,837
.Negotiation and intermediation of securities	501,728	516,821
.Sundry	1,456,961	1,348,603
.Allowance for other credits losses	(41,017)	(41,153)
OTHER ASSETS	**296,320**	**272,144**
.Other assets	229,354	218,668
.Allowance for other assets losses	(74,989)	(66,654)
.Prepaid expenses	141,955	120,130

CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of Reais

ASSETS	March 31, 2002	December 31, 2001
LONG-TERM ASSETS	**15,256,984**	**14,838,162**
INTERBANK INVESTMENTS	**23,692**	**24,701**
.Interbank deposits	23,692	24,701
MARKETABLE SECURITIES	**5,591,393**	**5,225,498**
.Own portfolio	4,567,302	4,007,526
.Linked to Brazilian Central Bank	585,709	560,014
.Certificates of privatization	181	180
.Linked to guarantees rendered	515,120	751,398
.Allowance for losses	(76,919)	(93,620)
INTERBANK ACCOUNTS	**57,548**	**57,567**
.Compulsory deposits:		
- National Housing System - SFH	57,548	57,567
LENDING OPERATIONS	**6,121,765**	**6,037,716**
.Lending operations:		
- Public sector	235,782	234,817
- Private sector	6,098,531	6,021,057
.Allowance for lending losses	(212,548)	(218,158)
LEASING OPERATIONS	**253,046**	**256,631**
.Leasing operations:		
- Private sector	276,448	289,851
.Allowance for leasing losses	(23,402)	(33,220)
OTHER CREDITS	**3,163,053**	**3,181,513**
.Receivables on guarantees honored	1,607	590
.Foreign exchange portfolio	1,359	1,534
.Income receivable	3,949	3,230
.Negotiation and intermediation of securities	115,882	101,874
.Specific credits	-	3,819
.Sundry	3,052,099	3,081,453
.Allowance for other credits losses	(11,843)	(10,987)
OTHER ASSETS	**46,487**	**54,536**
.Prepaid expenses	46,487	54,536
PERMANENT ASSETS	**3,557,397**	**3,563,967**
INVESTMENTS	**1,678,267**	**1,693,728**
.Investments in associated companies - local	49,717	50,374
.Goodwill on acquisition of subsidiary companies	1,467,758	1,491,250
.Other investments	245,568	230,895
.Allowance for losses	(84,776)	(78,791)
FIXED ASSETS	**1,246,937**	**1,240,732**
.Land and buildings in use	918,586	910,665
.Other fixed assets	1,058,351	1,031,485
.Accumulated depreciation	(730,000)	(701,418)
DEFERRED CHARGES	**632,193**	**629,507**
.Organization and expansion costs	1,199,988	1,164,950
.Accumulated amortization	(567,795)	(535,443)
TOTAL	**59,018,467**	**55,616,443**

CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of Reais

LIABILITIES AND STOCKHOLDERS' EQUITY	March 31, 2002	December 31, 2001
CURRENT LIABILITIES	**38,241,478**	**35,446,020**
DEPOSITS	**13,834,991**	**13,664,794**
.Demand deposits	2,219,054	2,402,945
.Savings deposits	4,715,711	4,733,743
.Interbank deposits	162,694	152,114
.Time deposits	6,737,532	6,375,992
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	**9,143,525**	**8,087,206**
.Own portfolio	6,972,385	5,915,619
.Third parties portfolio	2,171,140	2,171,587
RESOURCES FROM SECURITIES ISSUED	**2,363,084**	**2,386,920**
.Mortgage notes	448,684	467,404
.Securities abroad	1,914,400	1,919,516
INTERBANK ACCOUNTS	**1,401,436**	**59,477**
.Receipts and payments pending settlement	1,334,281	11,153
.Interbank onlendings	48,102	36,696
.Correspondent banks	19,053	11,628
INTERDEPARTMENTAL ACCOUNTS	**207,393**	**258,219**
.Third-party funds in transit	207,270	244,659
.Internal transfers of funds	123	13,560
BORROWINGS	**3,970,558**	**4,815,262**
.Borrowings in Brazil - governmental agencies	451	486
.Borrowings in Brazil - other institutions	234,683	290,708
.Foreign borrowings	3,735,424	4,524,068
ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	**1,304,347**	**1,212,142**
.National Treasury	1,278	500
.BNDES (National Economic Development Bank)	478,177	454,658
.FINAME (National Industrial Financing Authority)	824,892	756,984
OTHER LIABILITIES	**6,016,144**	**4,962,000**
.Collection of taxes and social contributions	242,583	24,745
.Foreign exchange portfolio	1,912,226	541,579
.Social and statutory	92,405	311,486
.Taxes and social secuity	291,438	391,245
.Negotiation and intermediation of securities	285,106	239,715
.Accounts payable for purchase of assets	175,481	170,092
.Technical provisions for insurance and capitalization plans	893,856	860,702
.Sundry	2,123,049	2,422,436

CONSOLIDATED BALANCE SHEETS
Amounts expressed in thousands of Reais

LIABILITIES AND STOCKHOLDERS' EQUITY	March 31, 2002	December 31, 2001
LONG-TERM LIABILITIES	**13,727,774**	**13,011,780**
DEPOSITS	**5,464,673**	**5,267,017**
.Interbank deposits	13,692	6,099
.Time deposits	5,450,981	5,260,918
RESOURCES FROM SECURITIES ISSUED	**1,032,982**	**910,154**
.Mortgage notes	11,574	10,466
.Securities abroad	1,021,408	899,688
BORROWINGS	**672,455**	**499,746**
.Borrowings in Brazil - governmental agencies	1,162	1,254
.Borrowings in Brazil - other institutions	1	-
.Foreign borrowings	671,292	498,492
ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	**3,242,532**	**3,223,562**
.National Treasury	73,836	74,488
.BNDES (National Economic Development Bank)	2,199,057	2,188,748
.FINAME (National Industrial Financing Authority)	969,639	960,326
OTHER LIABILITIES	**3,315,132**	**3,111,301**
.Taxes and social secuity	879,633	872,963
.Negotiation and intermediation of securities	27,839	40,100
.Accounts payable for purchase of assets	72,849	73,210
.Technical provisions for retirement plans	1,578,531	1,481,612
.Sundry	756,280	643,416
DEFERRED INCOME	**49,736**	**52,618**
.Deferred income	49,736	52,618
MINORITY INTEREST	**698,011**	**1,033,632**
STOCKHOLDERS' EQUITY	**6,301,468**	**6,072,393**
.Capital	**3,690,602**	**3,690,602**
- Local residents	2,600,629	2,490,837
- Foreign residents	1,089,973	1,199,765
.Capital reserves	157,740	157,740
.Revaluation reserve on subsidiaries	5,134	5,124
.Revenue reserves	2,305,695	2,305,695
.Treasury stocks	(88,948)	(86,768)
.Retained earnings	231,245	-
STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	**6,999,479**	**7,106,025**
TOTAL	**59,018,467**	**55,616,443**

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE 01158-4	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. QUARTERLY INFORMATION	FINANCIAL INSTITUTION Corporate Legislation

CONSOLIDATED STATEMENT OF INCOME
Amounts expressed in thousands of Reais

	From January 1, 2002 To March 31, 2002	From January 1, 2001 To March 31, 2001
REVENUE FROM FINANCIAL INTERMEDIATION	**2,586,143**	**2,416,076**
Lending operations	1,684,717	1,505,902
Leasing operations	30,433	56,442
Marketable securities	819,453	784,464
Foreign exchange transactions	33,941	29,128
Compulsory deposits	17,599	40,140
EXPENSES ON FINANCIAL INTERMEDIATION	**(1,540,288)**	**(1,596,933)**
Deposits and securities sold	(967,171)	(1,061,804)
Borrowings and onlendings	(155,854)	(153,531)
Provision for lending, leasing and other credits losses	(417,263)	(381,598)
GROSS PROFIT FROM FINANCIAL INTERMEDIATION	**1,045,855**	**819,143**
OTHER OPERATING INCOME (EXPENSES)	**(655,361)**	**(553,407)**
Services rendered	597,998	508,344
Insurance, capitalization and retirement plans premiums	523,278	440,781
Changes in technical provision for insurance, capitalization and retirement plans	(172,345)	(129,977)
Insurance claims	(165,798)	(150,862)
Private retirement plans benefits expenses	(101,440)	(87,282)
Selling, other insurance and private retirement plans expenses	(37,433)	(34,490)
Credit card selling expenses	(56,464)	(43,490)
Salaries, benefits, training and social security	(397,730)	(383,413)
Other administrative expenses	(618,290)	(538,801)
Financial transaction and other taxes	(163,850)	(136,605)
Equity in the results of associated companies	2,032	3,579
Other operating income	94,240	128,509
Other operating expenses	(159,559)	(129,700)
OPERATING INCOME	**390,494**	**265,736**
NON-OPERATING INCOME (EXPENSE)	**(5,485)**	**41,281**
Income	11,460	61,999
Expense	(16,945)	(20,718)
INCOME BEFORE TAXES AND PROFIT SHARING	**385,009**	**307,017**
INCOME TAX AND SOCIAL CONTRIBUTION	**(77,812)**	**(40,963)**
Current	(126,831)	(77,402)
Deferred	49,019	36,439
PROFIT SHARING	**(57,352)**	**(38,332)**
Management	(2,546)	(2,199)
Employees	(54,806)	(36,133)
NET INCOME BEFORE MINORITY INTEREST	**249,845**	**227,722**
MINORITY INTEREST	**(27,769)**	**(17,329)**
NET INCOME	**222,076**	**210,393**
Number of outstanding shares (Note 14a)	138,546,812,212	140,328,646,079
Net income per 1,000 shares: R$	1.60	1.50
Net equity per 1,000 shares: R$	45.48	40.72

Net Income and Stockholders' Equity

Net income for first quarter of 2002 reached R$222 million, up 5.7% over first quarter of 2001 figure (R$210 million) and down 7.9% over fourth quarter of 2001 (R$241 million). first quarter of 2002 operating income of R$391 million posted a 47.0% growth vs. first quarter of 2001 and 68.5% vs. fourth quarter of 2001.

Earnings per 1,000 shares reached R$1.60 in first quarter of 2002, favored by the share buy-back program, being 6.7% above the first quarter of 2001 figure of R$1.50 per 1,000 shares. If one disregards such effect, the growth would reach 5.7%.

Stockholders' equity stood at R$6.3 billion in March 2002, an increase of 3.8% when compared to December 2001. First quarter of 2002's annualized return on average equity was 15.1% , while the annualized return on average assets was 1.6%. The book value per 1,000 shares was R$45.48 at the end of the period.

Assets

Consolidated assets of R$59.0 billion represented a growth of 6.1% for the quarter and a 7.4% year to year increase. The expansion in first quarter of 2002 was noticed mainly in the securities portfolio, mostly in federal government securities.

R$24.9 billion of Unibanco's assets were lending, leasing and other credits, R$17.6 billion were marketable securities - issued primarily by the federal government - and R$3.8 billion were interbank investments.

Securities Portfolio

The R$17.6 billion total securities portfolio at the end of March 2002 grew 13.7% and 38.9% over December 2001 and March 2001, respectively, largely due to higher investments in federal government securities maturing in up to 90 days. Non-financial corporate debt securities consist primarily of eurobonds and debentures. The carrying of these securities is considered in the credit evaluation of the issuers, using credit risk allocation.

The participation of securities in total assets reached 29.8% in first quarter of 2002, vs. 27.8% in fourth quarter of 2001 and 23.1% in first quarter of 2001.

Risk Portfolio and Allowance for Lending, Leasing and Other Credits Losses

The R$25.3 billion total loan risk portfolio, which includes guarantees honored, decreased by 2.1% over the quarter and grew by 7.7% year to year. The economic slowdown over the last few months, coupled with enhanced prudence in the granting of loans led to a reduction of Unibanco's credit risk during first quarter of 2002..

At the end of March 2002, the consolidated allowance for lending, leasing and other credits losses, pursuant to National Monetary Council Resolution 2682, totaled R$1,496 million, down 2.7% quarter to quarter and representing 5.9% of total credit risk, maintaining basically the same coverage as the previous quarter.

In accordance with the Resolution 2682, total provisioning expenses for first quarter of 2002 were R$417 million, against R$489 million in fourth quarter of 2001 and R$382 million in first quarter of 2001.

Funding

Below is Unibanco's consoldated funding for the periods indicated:

R$ million

Funding	Mar-02	Dec-01	Mar-01	Quarter (%) change	Annual (%) change
Fund in local currency	**35,290**	**32,492**	**30,481**	**8.6**	**15.8**
Total deposits	**18,184**	**17,272**	**12,998**	**5.3**	**39.9**
Demand deposits	1,797	1,836	2,145	-2.1	-16.2
Saving deposits	4,575	4,595	3,549	-0.4	28.9
Interbank deposits	174	156	212	11.5	-17.9
Time deposits	11,638	10,685	7,092	8.9	64.1
Securities sold under repurchase agreements	**8,490**	**7,581**	**9,613**	**12.0**	**-11.7**
Debentures and mortgage notes	**460**	**478**	**1,338**	**-3.8**	**-65.6**
Onlendings in Brazil (BNDES funds)	**4,274**	**4,154**	**3,289**	**2.9**	**29.9**
Technical provision for insurance, capitalization and retirement plans	**2,472**	**2,342**	**2,124**	**5.6**	**16.4**
Other	**1,410**	**665**	**1,119**	**112.0**	**26.0**
Fund in foreign currency	**10,485**	**10,775**	**11,478**	**-2.7**	**-8.7**
Total deposits	**1,116**	**1,660**	**1,098**	**-32.8**	**1.6**
Demand deposits	422	567	339	-25.6	24.5
Saving deposits	141	139	131	1.4	7.6
Interbank deposits	2	2	-	0.0	0.0
Time deposits	551	952	628	-42.1	-12.3
Securities sold under repurchase agreements	**654**	**506**	**482**	**29.2**	**35.7**
Onlendings in Brazil (BNDES funds)	**273**	**282**	**306**	**-3.2**	**-10.8**
Finance lines for export and imports	**2,912**	**3,325**	**4,022**	**-12.4**	**-27.6**
Eurobonds and commercial papers	**2,936**	**2,819**	**3,482**	**4.2**	**-15.7**
Other	**2,594**	**2,183**	**2,088**	**18.8**	**24.2**
Total funding	**45,775**	**43,267**	**41,959**	**5.8**	**9.1**
Assets under management	20,856	20,398	20,320	2.2	2.6
Total funds + assets under management	**66,631**	**63,665**	**62,279**	**4.7**	**7.0**

Unibanco's overall funding reached R$66.6 billion, up 4.7% and 7.0% over the past three and twelve months. This amount includes R$20.9 billion of funds under management. Total local and foreign funding increased 5.8% over the quarter to R$45.8 billion on March 31, 2002.

Local funding rose 8.6% over the last three months to R$35.3 billion, mainly due to the growth in time deposits and funds obtained in the open market.

As a result of seasonal effects, demand deposits fell by 7.7% in first quarter of 2002 vs. fourth quarter of 2001, whereas savings deposits remained stable.

During the first quarter of 2002, in line with a market trend toward a greater allocation of portfolios to low risky assets. there was greater demand for time deposits, among the customers of both the Retail Bank and the Wholesale Bank.

Growth in the funds obtained in the open market took place due to an increase in arbitrage opportunities with low risk in the government bond market. These funds are invested largely in securities that, as previously mentioned, increased by 13.7% in the quarter.

Foreign funding posted a drop of 2.7% over the quarter, totaling R$10.5 billion at the end of March 2002. The reduction in the import and export lines during the period was due to alternative lines of funding at more attractive costs.

Funds and portfolios under management were up 2.2% over the quarter, from R$20.4 billion at the end of December 2001 to R$20.9 billion at the end of March 2002.

Capital Adequacy Ratio

The Basel capital adequacy ratio, in accordance with Central Bank guidelines, stood at 13.8% in March 2002, against 13.7% in December 2001 and 15.3% in March 2001. As a subsequent event, Unibanco issued subordinated debt amounting to US$200 million in April 2002, which is included the bank's capital base as Tier II, increasing the Basel ratio pro-forma to 14.8%. This was Unibanco's first subordinated debt operation, making use of an alternative tool for increasing its capital base.

Main Subsidiaries and Affiliates

Insurance

The Unibanco AIG Seguros generated net income of R$48 million in first quarter of 2002, compared with R$32 million of fourth quarter of 2001, R$24 million of which contributed to Unibanco's earnings. This performance resulted from higher premium revenues during the period, as well as from a lower claims ratio, coupled with improved financial results, which had been adversely affected by the appreciation of the real in fourth quarter of 2001. The insurance companies' technical reserves reached R$660 million at March 31, 2002, compared to R$625 million at December 21, 2001

Private Pension Plans

Unibanco AIG Previdência earned R$10 million in net income in first quarter of 2002, as compared to R$5 million in fourth quarter of 2001. The reduction in the IGP-M general price index during the quarter and profit realization in connection with some financial assets accounted for the company's good performance. The company services approximately 490,000 individual customers.

Technical reserves were R$1.6 billion on March 31, 2002 and R$1.5 billion on December 31, 2001.

Credibanco - Cartão Unibanco

The credit card business of Credibanco - Cartão Unibanco produced a net income of R$24 million in the quarter, as compared with R$33 million in the fourth quarter of 2001. The number of cards issued totaled 3.6 million in first quarter of 2002, vs. 2.6 million in first quarter of 2001, a 38.5% growth. As a result, the company's market share increased to 10.1% from 8.8%. The total number of transactions carried out by Credibanco-Cartão Unibanco reached 15.0 million in first quarter of 2002, 15.4% above the previous year's figure.

Credicard Group

The Credicard group of companies - Credicard, Redecard and Orbitall – Brazil's credit card market leaders, generated an equity income of R$49 million to Unibanco in the first quarter of 2002, and R$ 36 million in fourth quarter of 2001. The good performance of the Credicard group companies in first quarter of 2002 vs. fourth quarter of 2001 is related to the seasonal volume of transactions in fourth quarter of 2001, which had an impact on costs, whereas the corresponding revenues only materialized this quarter.

Fininvest

Fininvest added R$15.0 million to Unibanco's bottom line in the first quarter of 2002. Compared to fourth quarter of 2001, this result was better, thanks to more restrictive credit policies, as well as the improvements made to some products.

The company ended the period with R$1.9 billion in assets, approximately 3.9 million active clients and 108 stores in Brazil's largest cities.

COMMENTS ON PERFORMANCE FOR THE QUARTER

During the first quarter, the company continued to implement its expansion plan, aiming to increase its market share among lower income consumers through the opening of 6 new stores in Brazil. The opening of two more stores is planned for this year.

The process of integrating alike activities of Fininvest with Credibanco and Unibanco has continued. To illustrate, the Fininvest call center activities are in process of being merged with those of Unibanco, as a result of which annual expenses will be reduced by roughly R$7.0 million.

Dibens

Dibens' first quarter of 2002 net income reached R$8 million, in line with the previous quarter. The bank ended the quarter with a R$1.2 billion loan portfolio.

Capitalization

During the quarter, Unibanco Capitalização became a unit of the Retail Bank, thus concentrating all the products and businesses targeting the major retail public under the same management. The purpose of this restructuring is to merge operating and administrative structures, increasing the company's efficiency and profitability.

Unibanco Capitalização's net income was R$13 million for the quarter and technical reserves reached R$232 million at March 31, 2002.

Asset Management

Unibanco Asset Management (UAM) ended first quarter of 2002 with R$20.5 billion in assets under management, up 2.1% over December 31, 2001. Assets from pension funds reached R$4.7 billion at the end of the quarter, placing UAM as the second largest company in this segment, with a share of 12.59%, according to Anbid (National Investment Banks Association).

Performance Overview

The Brazilian Economy - 1st Quarter Retrospective

The Brazilian economy started to show signs of recovery during the first quarter. Industrial production, which hit its lowest point last October, decreased 2.2% in the first quarter of 2002 when compared to the same period last year, but rose 0.8% vs. December 2001, in seasonally adjusted terms. The end of power rationing and improved consumer expectations justify the resumption of economic activity. The modest growth is not yet reflected in an improved level of employment and real wages. In March, the unemployment rate reached 7.1%, vs. 6.5% during the same period in 2001.

Inflation, as measured by the IPCA consumer price index, reached 1.5% during first quarter of 2002. Even though inflation is falling slowly, the Central Bank initiated a gradual process of reducing the Selic interest rate, as a result of which, by the end of March, the rate had dropped to 18.5% from 19% p.a. in February. The Central Bank's decision showed that the monetary authorities are not pursuing the central point of the inflation target at any price, but attempting to minimize the impact on economic activity without jeopardizing the system of inflation targets, conforming to the range's cap. The merely marginal reduction in interest rates caused the volume of loans in the financial system to remain virtually unchanged in the first quarter, up only 0.9%. The total volume of credit granted by the private system slipped by 0.8% in the first quarter, whereas credit granted by the public system rose by 4.2%. As expected, delinquency levels were high, for seasonal reasons.

Brazilian external accounts posted a fairly positive performance during the first three months of the year, contributing to the stability of the exchange rate during the period. The real reached the end of the first quarter at R$2.324/US$, with a devaluation of only 0.14%. The trade balance posted a US$1.07 billion surplus, vs. a US$680 million deficit in first quarter of 2001. Foreign direct investment totaled US$4.7 billion in first quarter of 2002, the same level as first quarter of 2001. The country risk reduction made it easier for the Treasury and Brazilian companies to obtain international funding. The Treasury issued US$2.9 billion during the quarter, amount sufficient to roll over virtually all of the federal government's foreign debt falling due this year.

Results

First quarter of 2002 financial intermediation revenues (R$2.6 billion) rose 43.0% this quarter, mainly due to the negative impact of the real appreciation (13%) relative to the US dollar in fourth quarter of 2001 results. In the first quarter of 2002, the stability of the exchange rate (devaluation of 0.14%) drove financial intermediation revenues back to their recurring levels. The results provided by securities also suffered the impact of a 13.7% portfolio growth in the quarter and of a 38.9% growth over the past 12 months. The expenses on deposits and securities sold, and also on borrowings and onlendings were subject to the same exchange rate impact above mentioned, as well as an increase in the balances oftime deposits.

Expenses with provisions for lending, leasing and other credits losses totaled R$417 million in first quarter of 2002, 14.7% below fourth quarter of 2001 figure, and up 9,2% over first quarter of 2001.

The average spreads of the Retail Bank portfolio posted slight reductions, due to the economic environment and market conditions. In the Wholesale Bank, spreads remained unchanged.

Total Other Operating Income and Other Operating Expenses, at negative R$66 million in first quarter of 2002, was R$136 million better than fourth quarter of 2001. The net change in these items is due mainly to the impact of the exchange rate fluctuation on investments abroad. These investments, which amounted to R$2.4 billion and R$2.3 billion at the end of first quarter of 2002 and fourth quarter of 2001, respectively, were partially hedged during these periods.

First quarter of 2002 operating income of R$391 million was 68.5% and 47.0% higher than fourth quarter of 2001 and first quarter of 2001, respectively.

Fees from Services Rendered

Fees from services rendered in first quarter of 2002 totaled R$598 million, a 1.7% increase compared with fourth quarter of 2001 and a 17.7% rise year-to-year.

First quarter of 2002 banking fees of R$290 million grew 2.5% from fourth quarter of 2001, and 16.0% over first quarter of 2001, as a result of the successful efforts of our ContAtiva organic growth plan, and the wider range of products offered to our customers.

First quarter of 2002 revenues in the credit card business amounted to R$251 million, a 3.3% rise over fourth quarter of 2001 and 30.7% over first quarter of 2001, as a result of the client base increase.

Asset management fees reached R$57 million in first quarter of 2002, 8.1% below fourth quarter of 2001, due to the migration of some clients to funds with lower management fees.

Main Performance Ratios

The first quarter of 2002 efficiency ratio of 55.8% improved from 58.4% in the previous quarter.

At the end of March 2002, the Unibanco group, including its subsidiaries, had 28,809 employees, compared to 29,704 at the end of December 2001. The reduction was due to the synergy gains that resulted from the completion of the Bandeirantes integration process and the restructuring in Fininvest.

The first quarter of 2002 annualized net financial margin was 11.3% compared to 12.1% in fourth quarter of 2001. The variation was mainly due to the effects of the exchange rate fluctuation on financial assets and liabilities linked to the US dollar in fourth quarter of 2001, as we have already mentioned.

Operating Highlights

Retail Bank

- The Retail Bank had a good performance during first quarter of 2002 on its two operating fronts, as follows:
  - ✓ Organic growth - 200,000 new bank accounts were opened through the ContAtiva Program, which seeks to gain customers whose monthly income is higher than R$1,000 for the service network under the Unibanco brand. This figure is 45% higher than the first quarter of 2001. The number of customers added during this quarter, coupled to the current base of account holders, savings and retirees totals 5.4 million, representing an annualized growth of 15.4%.
  - ✓ Low income segment ➡ in this segment, Unibanco operates through Fininvest, a wholly-owned subsidiary since December 2000, and through its recent partnerships with Globex-Ponto Frio in Investcred Unibanco, and with Magazine Luiza in LuizaCred. Unibanco has a 50% stake in each one of these companies and is in charge of managing their businesses. Jointly, these companies also expanded their base by 200,000 new customers in the quarter, thereby adding 8.1 million clients to the Unibanco customer base. These partnerships completed in fourth quarter of 2001 have already started contributing positively to Unibanco's consolidated financial results.

COMMENTS ON PERFORMANCE FOR THE QUARTER

- Unibanco reached the end of March 2002 with 1,450 points of sale, as follows: 806 branches, 460 corporate-site branches, 76 in-store branches and 108 Fininvest stores.

- During the quarter, Unibanco Capitalização became a unit of the Retail Bank, thus concentrating all the products and businesses targeting the major retail public under the same management. During this quarter, following products were introduced: Uniband Nota 10 (Uniband Grade A+), a single payment capitalization security, marketed at lottery stores throughout the country, Sonho Programado (Programmed Dream), a product with monthly payments from 36 to 120 months, designed for home purchase and marketed through insurance brokers and, finally, ePlin, an innovative capitalization product entirely online which reached a 23% "website visits to sales" conversion ratio.

- Unibanco was once again chosen one of the best companies in the country in the marketing area by ADVB – the Brazilian Association of Sales and Marketing Executives. The strategies Unibanco developed in the areas of advertising and the Internet won the Marketing Top 2002 award. The new "Unibanco Couple" advertising campaign introduced in early 2001 caused declared recall to rise by 88%, resulting in a 70% increase in the efficiency of advertising investment, as measured by the ratio of message understanding (IAM), the best performance in the financial sector during the year. The Internet strategy resulted in a 156% increase in the number of visits to the Unibanco.com website, which jumped from 7.5 million in February 2001 to 19.2 million in January 2002. In 2001, more than 380,000 clients joined the new Internet Banking system.

Wholesale Bank

- In the BNDES Onlendings segment, Unibanco continued to rank first among private banks in first quarter of 2002 in disbursements, with a 9.6% market share. During the quarter, R$242.2 million were disbursed for several projects approved in 2001 and earlier this year.

- In Debt Capital Markets, Unibanco maintained its no. 1 rank, both in terms of origination and distribution of securities, with a 29% market share in both categories. During this quarter, Unibanco coordinated threeoperations amounting to R$ 474 million.

- In Equity Capital Markets, Unibanco completed its advisory services concerning the consolidation of the participation of Norsk Hydro ASA in the capital of Adubos Trevo S.A. through the structuring and execution of a special auction at Bovespa (São Paulo Stock Exchange). Following the auction, Norsk Hydro ASA increased its participation in Adubos Trevo S.A. to 99.9% of the voting capital and to 95.8% of total share capital. Still within this segment, Unibanco acted as Special Participant in the secondary global offering of Companhia Vale do Rio Doce – CVRD common stock, owned by the Federal Government and the BNDES.

- Unibanco took part in three Syndicated Loans transactions during the period in the role of Arranger or Co-Arranger, totaling R$450 million.

- Regarding Project Finance, the ETEP – Empresa Paraense de Transmissão de Energia S.A. (a consortium comprised of the companies Alusa, Schahin and Eletrobrás) deal was completed. The company is a concessionaire for the implementation of a transmission line between Tucuruí and Vila do Conde substations in the state of Pará. Unibanco was also the Lead Manager of the syndicated loan, structured as project finance, employing BNDES funds totaling R$31.3 million for a 9-year term, for the expansion of the co-generation plant situated in the Equipav facilities.

- In Cash Management, Unibanco increased its revenues by 21% vs. first quarter of 2001, to R$73.1 million, having also expanded its partnerships with important companies to act as banking correspondents.

Insurance and Private Pensions Plans

- At the end of March 2002, the VGBL – Investir Seguro (VGBL – Safe Investing) product was launched. It combines life insurance with investment, enabling the insured party to redeem the invested amount at any time, while still offering coverage in case of death, accidents or disability. This product, which was recently regulated by Susep, is similar to PGBL but offers no fiscal benefits. Therefore, it is estimated that it will attract the segment of the population whose income is around R$2,000/month (approximately 12 million people).

Wealth Management

- The Global Wealth Management market has been expanding over the last few years, posting the most aggressive growth rates within the financial services industry. In the same way as global leading institutions, Unibanco – in a pioneering move in the Brazilian financial market – merged its Private Banking and Asset Management businesses in first quarter of 2002.

COMMENTS ON PERFORMANCE FOR THE QUARTER

- Information released by the Gazeta Mercantil business daily newspaper highlighted that mutual funds under management of UAM performed better than their benchmark references (CDI – Interbank rate), especially those with medium-high volatility. Among these funds, UBB FIF Derivatives was the one that provided the best returns. The following are also worthy of note: Unibanco Private Aggressive, Uni Class Aggressive, Unibanco Advantage Plus and Unibanco FIF Advantage Institutional.

- UAM was rated "AAA" by Atlantic Rating. In ascribing this rating to UAM, Atlantic Rating took into account the criteria of analysis, risk assessment and profitability of the securities that make up the assets under UAM management, as well as the high capacity of its executives, among others.

- In the Private Banking area, Unibanco grew by 4.2% in first quarter of 2002, reaching R$7.5 billion in funds under management, a figure that consolidates its position among the largest Brazilian banks in the private banking segment. This substantial growth results from the broad range of unique products and services offered both in the Brazilian market and in the main international investment markets.

SPB - Brazilian Payments System

- Unibanco successfully began operating according to the New Brazilian Payments System (SPB – Sistema de Pagamentos Brasileiro) on April 22, 2002. As a protective measure, the financial market agreed to increase the minimum amount of funds transfers in the new electronic mode to R$5 million, thereby substantially reducing the number of operations when the new system was introduced. Unibanco monitored the subject from the very start and took active part in the discussions and work groups organized by the Central Bank and class entities concerning the restructuring of the SPB. Given the project's complexity, several areas were involved, mainly information technology, products, back-offices, accounting, risk management, internal auditing and legal, with total investments of R$18 million.

Community-oriented Activities

- The "10 years of Unibanco Ecology – Reaping the Rewards" case won the Super Environment Prize, granted by SuperInteressante magazine, from Abril publishers. The project featured 500 entries and three finalists in the Corporate – Community Relations category. The finalists and winners will be presented in a Special Edition of the magazine, in June. The prize granting ceremony will take place on May 27.

- Unibanco renewed its support for the Alfabetização Solidária (Solidary Literacy) program by contributing R$510,000 during 2002. The program is a partnership between the Federal Government, universities and private companies, whose purpose is to reduce the levels of illiteracy in Brazil.

- Still in line with Unibanco's strategy of taking an active role in society with the purpose of reducing social inequalities, partnerships/agreements were signed with several institutions operating in the cultural, healthcare, educational, environmental and drug-abuse areas. Among these partnerships, we highlight: MAM – Museum of Modern Art; the Israel House of Culture; TUCCA – Association for Children and Teenagers with Brain Tumors; the Child Foundation – Childhood Cancer Institute - São Paulo; the Santa Casa de Misericórdia hospitals in Porto Alegre and Poços de Caldas; APAE – Association of the Parents and Friends of Disabled People in Poços de Caldas; Brazilian Community Action in Rio de Janeiro and the Ethos Institute – Journalism Award.

- Unibanco also operates in the field of culture through the Moreira Salles Institute, the Espaço Unibanco de Cinema (Unibanco cinema space chain) and Arteplex Unibanco movie theatres.

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR **DATE - MARCH 31, 2002** **Corporate Legislation**
FINANCIAL INSTITUTION

IDENTIFICATION

1 - CVM CODE	2 - CORPORATE NAME	3 - CNPJ
01158-4	UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A.	33.700.394/0001-40

PARTICIPATION IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ASSOCIATED	3 - CNPJ	4 - CLASSIFICATION	5 - % STOCKHOLDERS' INVESTMENT	6 - % STOCKHOLDERS' EQUITY OF UNIBANCO
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (Thousand)		9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (Thousand)	
01	UNIBANCO - REPRESENTAÇÃO E PARTICIPAÇÕES LTDA.	50.654.920/0001-00	NON LISTED SUBSIDIARY COMPANY	99.85	14.20
INDUSTRIAL, COMMERCIAL AND OTHERS		613,350		613,350	
02	UNIPART PARTICIPAÇÕES INTERNACIONAIS LTD.		NON LISTED SUBSIDIARY COMPANY	90.84	15.83
INDUSTRIAL, COMMERCIAL AND OTHERS		1,322		1,322	

5

OTHER MATERIAL INFORMATION FOR THE COMPANY

The following informations were elaborated as from April 30, 2002

(a) List of the shareholders that hold more than 5% of voting capital, direct or indirect.

		Common shares/quotas		Preferred shares		Total	
Shareholders	**Shareholders' nationality**	**Quantity**	**%**	**Quantity**	**%**	**Quantity**	**%**
Unibanco – União de Bancos Brasileiros S.A.							
- Unibanco Holdings S.A.	Brazilian	72,995,091,491	96.59	10,413,237,556	15.94	83,408,329,047	59.20
- Treasury stock		-	-	2,339,021,106	3.58	2,339,021,106	1.66
- Other		2,573,652,858	3.41	52,564,830,307	80.48	55,138,483,165	39.14
Total		**75,568,744,349**	**100.00**	**65,317,088,969**	**100.00**	**140,885,833,318**	**100.00**
Unibanco Holdings S.A.							
- E. Johnston Repres. e Part. S.A.	Brazilian	24,777,810,578	66.72	133,447,680	0.28	24,911,258,258	29.54
- Caixa Brasil SGPS, S.A.	Portuguese	3,713,843,587	10.00	6,758,000,000	14.32	10,471,843,587	12.42
- Commerzbank Aktiengesellschaft	German	3,335,935,602	8.98	6,315,541,338	13.38	9,651,476,940	11.44
- The Daí-Ichi Kangyo Bank Ltd.	Japanese	2,287,912,752	6.16	-	-	2,287,912,752	2.71
- Treasury stock		-	-	922,147,249	1.95	922,147,249	1.09
- Other		3,022,933,354	8.14	33,062,904,156	70.07	36,085,837,510	42.80
Total		**37,138,435,873**	**100.00**	**47,192,040,423**	**100.00**	**84,330,476,296**	**100.00**
E. Johnston Repres. e Part. S.A.							
- E. Johnston Participações Ltda.	Brazilian	13,785,728,606	85.52	91,506,010	3.12	13,877,234,616	72.82
- Fernando Roberto Moreira Salles	Brazilian	584,177,679	3.62	-	-	584,177,679	3.07
- Walther Moreira Salles Júnior	Brazilian	584,177,679	3.62	-	-	584,177,679	3.07
- Pedro Moreira Salles	Brazilian	584,177,679	3.62	1	-	584,177,680	3.07
- João Moreira Salles	Brazilian	584,177,679	3.62	-	-	584,177,679	3.07
- Treasury stock		-	-	249,075,298	8.49	249,075,298	1.31
- Other							
Total		-	-	2,592,208,307	88.39	2,592,208,307	13.59
		16,122,439,322	**100.00**	**2,932,789,616**	**100.00**	**19,055,228,938**	**100.00**
E. Johnston Participações Ltda.							
- Fernando Roberto Moreira Salles	Brazilian						
- João Moreira Salles	Brazilian	109	25.00	-	-	109	25.00
- Pedro Moreira Salles	Brazilian	109	25.00	-	-	109	25.00
- Walter Moreira Salles Júnior	Brazilian	109	25.00	-	-	109	25.00
Total		109	25.00	-	-	109	25.00

(b) The characteristics and the quantity of securities issued by Unibanco – União de Bancos Brasileiros S.A. that are direct or indirect held by the majority shareholder (Unibanco Holdings S.A.), the Directors and the Executive Officers:

	Quantity of shares/units/gds			
	Investments in Unibanco		Preferred (UBB) + Preferred class "B" (Holdings)	
	ON	PN	UNITS	GDS
Controller Shareholders	72,995,091,491	10,413,237,556	-	-
Directors	11,660	-	116,996,236	-
Executive Officers	-	11,700,000	57,172,839	-

OTHER MATERIAL INFORMATION FOR THE COMPANY

(c) Changes in the direct and indirect ownership hold by the majority shareholder, the Directors and the Executive Officers, since June 30, 2001 :

	Quantity of shares/units/gds			
	Investments in Unibanco		Preferred (UBB) + Preferred class "B" (Holdings)	
	ON	PN	UNITS	GDS
Controller shareholders	-	(689,483,865)	-	-
Directors	-	-	40,036	-
Executive Officers	-	7,700,000	(14,288,757)	-

(d) Quantity of outstanding shares and its percentage related to the issued total shares.

ON	%	PN	%	Total	%
2,573,652,858	3.41	52,564,830,307	80.48	55,138,483,165	39.14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2002

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By: ______________________________
FERNANDO BARREIRA SOTELINO
Presidente Executivo-Atacado

By: ______________________________
CESAR AUGUSTO SIZENANDO SILVA
Vice-Presidente Corporativo